**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Fiutur Information Exchange Inc.

***Legal status of Issuer:***

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> November 28, 2022

***Physical Address of Issuer:***

500 Fifth Avenue, 56th Floor, New York, NY 10010, United States of America

***Website of Issuer:***

https://www.fiuturx.com

***Is there a Co-Issuer?*** _X_ *Yes* ___ *No*

***Name of Co-Issuer:***

Fiutur Innovation Capital (FIC) CF1 SPV, LLC

***Legal status of Co-Issuer:***

> ***Form:***
>
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware

***Date of Organization:***

October 18, 2024

***Physical Address of Co-Issuer:***

1207 Delaware Ave, #3154, Wilmington, DE 19806, United States of America

***Website of Co-Issuer:***

None

***Name of Intermediary through which the Offering will be Conducted:***

DealMaker Securities LLC

***CIK Number of Intermediary:***

0001872856

***SEC File Number of Intermediary:***

008-70756

***CRD Number of Intermediary:***

315324

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

None.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***

Enterprise Bank & Trust, a Missouri chartered trust company

***Type of Security Offered:***

Class B Common Stock

***Target Number of Securities to be Offered:***

18,319

***Price (or Method for Determining Price):***

$0.53

***Target Offering Amount:***

$10,000.34

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from Target Offering):***

$4,999,999.64

***Deadline to reach the Target Offering Amount:***

April 25, 2025

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

19

|  | Most recent fiscal year-end (2023)* | Prior fiscal year-end (2022)* |
|---|---|---|
| Total Assets | $14,773,754 | $0 |
| Cash & Cash Equivalents | $5,719,386 | $0 |
| Accounts Receivable | $0 | $0 |
| Current Liabilities | $2,108,262 | $0 |
| Long-Term Liabilities | $20,289,169 | $0 |
| Revenues/Sales | $138,677 | $0 |
| Cost of Goods Sold** | $42,623 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income/(Net Loss) | $(11,506,771) | $0 |

*Reflects the financial results for the Crowdfunding Issuer, Fiutur Information Exchange Inc. Although the Crowdfunding Issuer was formed on November 28, 2022, it did not commence operations until 2023. Exhibit I, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on October 18, 2024.

**Cost of Revenue

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# TABLE OF CONTENTS

**EXHIBITS**

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Second Amended and Restated Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Form of Amended and Restated Voting Agreement
Exhibit G: Investor Rights Agreement
Exhibit H: Right of First Refusal and Co-Sale Agreement
Exhibit I: Financial Statements
Exhibit J: Video Transcript

# Offering Statement (<u>Exhibit A</u>)
## December 11, 2024

## Fiutur Information Exchange Inc.



**SPV Interests Representing**
**Up to $4,999,999.64 of Class B Common Stock**

Fiutur Information Exchange Inc. ("**Fiutur X**," the "**Company**," "we," "us," or "our") is offering a minimum amount of $10,000.34 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.64 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") ")", at a purchase price of $0.53 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The investment will be made through Fiutur Innovation Capital (FIC) CF1 SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 25, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $970.96 | $82.53 | $888.43 |
| **Investor Processing Fee (4)** | $29.13 | $2.48 | $26.65 |
| **Target Offering Amount** | $10,000.34 | $850.03 | $9,150.31 |
| **Maximum Offering Amount** | $4,999,999.64 | $424,999.97 | $4,574,999.67 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 payment and a $12,000 monthly fee for the use of the platform and marketing services, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three percent (3%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the $1,000.09 Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee (1,832 Shares). The Intermediary receives commissions on the Investor Processing Fee.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Bad Actor Disclosure**

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.fiuturx.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Eligibility**

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

<center>The date of this Form C is December 11, 2024</center>

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Fiutur Information Exchange Inc. offers a platform that facilitates a network of global market participants to design, build and implement SMART Programs to deliver trustworthy information (in the form of SMART Outcomes) for optimal capital allocation in the transition economy.

The Company was incorporated on November 28, 2022 in Delaware. The Company is located at 500 Fifth Avenue, 56th Floor, New York, NY 10010, United States and its website is https://www.fiuturx.com.

The Company sells its services through the internet and throughout the United States and internationally.

A full description of our products, services and business plan can be found on the Company's investor website page at https://www.invest.fiuturx.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

**The Offering**

| | |
|---|---|
| **Minimum Target Offering Amount** | $10,000.34 |
| **Name of Securities** | Class B Common Stock |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 18,319 |
| **Maximum Offering Amount** | $4,999,999.64 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 9,159,186 |
| **Price Per Security** | $0.53* |
| **Minimum Individual Investment Amount** | $1,000.09 [+] |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) [+] |
| **Offering Deadline** | April 25, 2025 |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" on page 25 hereof. |
| **Voting Rights** | None. See the description of the voting and control rights on page 32. |

*Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged to each Investor in the Offering. The aggregate amount of fees paid by Investors will be included towards the $4,999,999.64 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Joe Madden | Chief Executive Officer and Director | CEO and Director of Fiutur Information Exchange Inc., 2023 – Present<br><br>Responsible for overall management and strategic direction of the company.<br><br>**Previous**: CEO at Xpansiv | UC Boulder, B.A., Economics, 1991<br><br>Presidio Graduate School, MBA, 2008 |
| Will Stewart | Executive Chairman | Executive Chairman of Fiutur Information Exchange Inc., 2023 – Present<br><br>Responsible for leading the board of directors, overseeing capital strategy, and providing guidance to the CEO.<br><br>**Previous**: Executive Chairman at Xpansiv | Saint Anselm College, B.A., Economics, 1982<br><br>Suffolk University Business School, MBA, 1984 |
| Sam Teplitsky | Chief Strategy Officer | CSO of Fiutur Information Exchange Inc., 2023 – Present<br><br>Responsible for developing and overseeing the company's long-term strategic initiatives.<br><br>**Previous**: COO, Chief Marketing Officer, at Xpansiv | University of Wisconsin-Madison, B.A., English, 1997 |
| Tom Lewis | Director | Director at Fiutur Information Exchange Inc., 2023 – Present<br><br>Responsible for board oversight.<br><br>Founding of Noble 4 Advisors LLC, 2012 – Present<br><br>Responsible for advising boards, CEOs, investors and senior executives in defining and implementing plans to improve operating performance. | University of New Haven B.S., Business Administration, 1974<br><br>University of New Haven, M.S., Computer Science, 1976 |
| Roseann Palmieri | Director | Director at Fiutur Information Exchange Inc., 2023 – Present<br><br>Responsible for board oversight.<br><br>President at Sand Hill East, 2018 - Present<br><br>Responsible for providing guidance and advice to companies and C-Suite executives | Hofstra University, B.A., Information Systems, 1986 |

| Jamila Piracci | Director | Director at Fiutur Information Exchange Inc., 2023 – Present<br><br>Responsible for board oversight.<br><br>Principal at Roos Innovations, 2019 – Present<br><br>Responsible for providing regulatory solutions to energy and financial market participants, with a focus in the area of regulatory change strategy. | Harvard University, B.A., Government, 1995<br><br>Cornell Johnson Graduate School of Management, MBA, 1999<br><br>Cornell Law School, Juris Doctor, 2000 |
| --- | --- | --- | --- |
| Melvyn Yeo | Director | Director at Fiutur Information Exchange Inc., 2024 – Present<br><br>Responsible for board oversight.<br><br>Founder and Managing Partner of TRIREC, 2015 – Present<br><br>Venture capital firm focused on investments in Global Decarbonization | University of Michigan, B.A., Business Administration, 2000 |

**Biographical Information**

**Joe Madden, CEO and Director**
Joe co-founded Xpansiv, the leading market infrastructure provider for the global energy transition. He also co-founded EOS Climate, an early leader in greenhouse-gas markets, which was awarded California's highest environmental honor.

**Will Stewart, Executive Chairman**
Will brings to the Company nearly 30 years of experience in venture capital and business development for high-tech markets in Silicon Valley, Japan, and China, with a focus on digital platforms, cybersecurity, artificial intelligence, and technological sustainability.

**Sam Teplitsky, CSO**
With more than two decades of experience driving vision and strategy for innovative technology companies, Sam specializes in holistic organizational thinking and the execution of next-generation software solutions at the confluence of climate, fintech, and carbon markets.

**Tom Lewis, Director**
Tom is the founder of Noble 4 Advisors LLC, which helps leaders achieve outstanding performance. He has led four companies as CEO, including The Green Exchange and Ameritrade, served on numerous boards, and worked in the Executive Office of the President at the White House, where he was recognized for outstanding performance.

**Roseann Palmieri, Director**
Roseann is President of Sand Hill East LLC, a strategic-advisory firm working with early-phase startups. Leveraging 25 years of experience, she is a highly respected advisor, investor, board member, entrepreneur, and data-management expert in FinTech, having served in senior leadership roles for Bloomberg, Merrill Lynch, Deutsche Bank, and Morgan Stanley.

**Jamila Piracci, Director**
Founder of Roos Innovations and a former regulator, Jamila builds regulatory change strategies. She's a structured-derivatives expert and was a lawyer for the International Swaps and Derivatives Association. At the Federal Reserve Bank of New York, she focused on OTC derivatives issues and orderly liquidation authority and resolution planning under the Dodd-Frank Act.

**Melvyn Yeo, Director**

Melvyn is the Founder and Managing Partner of Singapore-based, TRIREC, which is a leading venture capital firm that was incorporated in 2015 with the aim of making a meaningful impact on addressing climate change through a disciplined investment approach by supporting companies and projects that share our belief in a decarbonized and sustainable future. Melvyn was the Deputy Head of Wealth Management for Asia at Schroders where he was responsible for the management and strategic development of the business for the region since 2019 till his retirement in early 2021.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


**CO-ISSUER**


This Offering has the following co-issuer(s): Fiutur Innovation Capital (FIC) CF1 SPV, LLC (the "**Co-Issuer**"), located at 1207 Delaware Ave, #3154, Wilmington, DE 19806, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

## BUSINESS

*A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://www.invest.fiuturx.com. The version published as of the date of this Form C is attached as <u>Exhibit B</u>.*

### Description of the Business

Fiutur Information Exchange Inc. offers a platform that facilitates a network of global market participants to design, build and implement SMART Programs to deliver trustworthy information (in the form of SMART Outcomes) for optimal capital allocation in the transition economy. The Company was incorporated on November 28, 2022 in Delaware.

### Business Plan

Today, the global energy transition is inhibited by open-ended risk resulting from fragmented data, finance, markets, and reporting. The Company enables market participants to thrive in the transition economy. The Company offers a network hub that generates and delivers provable, real-world outcomes to global markets with SMART and LINK. SMART, The Standardized Market Asset & Registry Template, is an integrated, multi-party governance framework, data architecture and technology platform. LINK can be configured into programs (SMART Programs) to codify almost any physical outcome (SMART Outcomes). The SMART platform unlocks trust by seamlessly integrating outcomes into the financial ecosystem.

SMART Programs use a structured, transparent, and well-governed process to deliver environmental outcomes (often the carbon output of a physical process) via our interoperable digital network - LINK - to a broad range of users. These outcomes can be used to underpin financial products, for example by tying environmental outcomes to a loan or other debt instrument, and can also be used to back environmental assets such as certificates or carbon offsets. In the latter case, we can set up and manage a SMART asset registry for clients, or send the outcomes to a third party registry, as desired

An example of the use of SMART is the SMART Methane Program which registers verified methane performance SMART outcomes for sustainability financing, compliance reporting, potential price premiums, and other applications in supporting a comprehensive, science-based energy transition. Another example is the SMART Carbon Capture Program which digitizes and registers assets in the form of offsets or insets representing verified $CO_2$ removals that can transfer from producers and refiners to downstream customers (e.g., consumer brands, airlines, utilities) for GHG disclosures, regulatory compliance and decarbonization targets.

The Company plans to significantly expand its business by investing in technology and product development, increasing sales and marketing, and adding key personnel. The capital we raise here will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| **SMART Program** | A structured, transparent, and well-governed process to deliver environmental outcomes (often the carbon output of a physical process) via our interoperable digital network - LINK - to a broad range of users. | GHG project developers, financial institutions, transition economy participant and data and service providers in the transition economy. |

### Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

While some platforms claim to offer end-to-end solutions (e.g., ContextLabs), we recognize that many services already have well-established providers. These providers can benefit from integrating with SMART, as we don't believe any single platform will displace specialized players or fully enable the energy transition on its own. Effective interoperability will require proper governance and economic incentives for all participants.

Additionally, other platforms, such as AllInfra, are emerging to connect diverse parties, much like the Company. We are familiar with the AllInfra leadership and see potential synergies for distributing SMART outcomes through them and similar platforms. There is a ton of tech innovation happening, but it is critical to also bring in the right people to see and form where the industry goes, which is what the Company is doing. Focusing on tech alone risks missing the opportunity entirely.

**Customer Base**

This is fundamentally a platform play. A huge part of our value proposition is Fiutur as an ecosystem of ecosystems. We are solving this problem for the following groups:

- <u>Financial Institutions</u>: Mitigate greenwashing risk through provable KPIs, accelerate deployment of transition capital, simplify interactions across stakeholders and syndicate transition finance instruments.

- <u>Transition Economy Participant</u>: Expand access to transition capital across almost any sector, build flexibility to address emerging regulations, substantiate performance claims, reduce reporting complexity

- <u>Data and Service Providers in the Transition Economy</u>: Expand market access, accelerate speed to market, grow brand awareness, reduce customer acquisition costs, secure recurring revenue streams.

- <u>GHG Project Developers</u>: Increase asset value, expand access to capital, accelerate time to market, reduce development risk, access unique data and information, bolster optionality across capital providers, asset registries, and reporting platforms.

**Supply Chain**

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

The Company has filed two provisional patents and also has approximately 41 trademarks (issued and pending). The trademarks cover both the Company and products offered and/or areas of focus, and are primarily U.S. applications, except for one Canadian trademark.

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 63/338,492 | "DIGITAL ENVIRONMENTAL CLAIMS ECOSYSTEM FOR PHYSICAL COMMODITY ASSETS" | Provisional Patent | May 5, 2022 | Pending | USA |
| 18/143889 | "DIGITAL ENVIRONMENTAL CLAIMS ECOSYSTEM FOR PHYSICAL | Provisional Patent | May 5, 2022 | Pending | USA |

| | COMMODITY ASSETS" | | | | |
|---|---|---|---|---|---|

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**Employees**

The Company currently has 19 full-time employees. The Company utilizes independent contractors and advisors.

**Perks**

The Company is offering the following Perks to Investors:

**Time-Based Bonus Shares**:

| Funded Commitment Received Prior to January 31, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day) | *Bonus shares* |
|---|---|
| Investment between $1,000.00 and $2,500.00 | 5% |
| Investment between $2,500.01 and $5,000.00 | 10% |
| Investment between $5,000.01 and $10,000.00 | 15% |
| Investment between $10,000.01 and $25,000.00 | 20% |
| Investment above $25,000.00 | 25% |

| Funded Commitment Received After January 31, 2025 after 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day) | *Bonus shares* |
|---|---|
| Investment between $2,500.01 and $5,000.00 | 5% |
| Investment between $5,000.01 and $10,000.00 | 10% |
| Investment between $10,000.01 and $25,000.00 | 15% |
| Investment above $25,000.00 | 20% |

Additionally, any Series A Preferred Stock participant with an investment of greater than or equal to $50,000 in the Series A investment round is eligible to receive bonus shares equal to 30% of their investment in this Offering.

The perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. For the sake of clarity, the aggregate investments from an Investor in the

Offering will be stacked together to determine the Time-Based Bonus Shares. The date/time of the signed subscription will be used to assign perks.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.*

*In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

Before investing, you should carefully read and carefully consider the following:

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We rely on various intellectual property rights, including patents, in order to operate our business.***

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.***

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.***

To succeed in our highly competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products and services is highly competitive.***

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult

for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.***

We offer platform that facilitates a network of global market participants to design, build and implement SMART Programs to deliver trustworthy information (in the form of SMART Outcomes) for optimal capital allocation in the transition economy. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered***.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this

juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering, plus a $12,000/month fee for accounting maintenance. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***You will not be investing directly into the Company, but into a special purpose vehicle.***

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Fiutur Innovation Capital (FIC) CF1 SPV, LLC, becoming

a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

***An investment in the Company's Securities could result in a loss of your entire investment.***

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***The securities in this Offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

***Investors will not have voting rights.***

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control. Lastly, the Co-Issuer (and the Investors) will become a party, and be subject, to the provisions of the Voting Agreement and Right of First Refusal/Co-Sale Agreement.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting

in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Our valuation and our offering price have been established internally and are difficult to assess.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $0.53 per share, plus a 3% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***The Investor Processing Fee may not count toward your cost basis for tax purposes.***

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**THE OFFERING**

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

| | |
|---|---|
| **Minimum Target Offering Amount** | $10,000.34 |
| **Name of Securities** | Class B Common Stock |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 18,319 |
| **Maximum Offering Amount** | $4,999,999.64 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 9,159,186 |
| **Price Per Security** | $0.53* |
| **Minimum Individual Investment Amount** | $1,000.09 [+] |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) [+] |
| **Offering Deadline** | April 25, 2025 |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" on page 25 hereof. |
| **Voting Rights** | None. See the description of the voting and control rights on page 32. |

*Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged to each Investor in the Offering. The aggregate amount of fees paid by Investors will be included towards the $4,999,999.64 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

**Co-Issuer**

The Co-Issuer is Fiutur Innovation Capital (FIC) CF1 SPV, LLC (the "Co-Issuer"), located at 1207 Delaware Ave, #3154, Wilmington, DE 19806, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.fiuturx.com, or for the Offering at https://www.invest.fiuturx.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number,

denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

**Investor Confirmation Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

**Cancellations**

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**Rolling and Early Closings**

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities

to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Oversubscriptions**

The Target Offering Amount is $10,000.34, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,999.64, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

**Updates**

Updates on the status of this Offering may be found at https://www.invest.fiuturx.com.

**Intermediary Information**

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

**Platform Compensation**

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $47,500 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services. Additionally, the Issuer must reimburse certain expenses related to the Offering.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 8.50% | $850 | 8.50% | $425,000 |
| Technology Development (1) | 24% | $2,400 | 24.06% | $1,203,000 |
| Product Development (2) | 15.50% | $1,550 | 15.66% | $783,000 |
| Sales and Marketing (3) | 18% | $1,800 | 18.10% | $905,000 |
| General and Administrative (4) | 34% | $3,400 | 33.68% | $1,684,000 |
| **Total** | **100%** | **$10,000+** | **100%** | **$5,000,000+** |

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%) of the Investor's investment amount in the Offering, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) Technology Development (R&D): R&D is building out our core technology. We are looking to hire more engineers to grow the team in order to support higher program demand and fast-track core platform finalization.

(2) Product Development: Fiùtur Design Studios (FDS), a division of the Company, is responsible for bringing in program partners/assist with building programs. We are looking to hire employees to grow the team in order to support higher program demand.

(3) Sales & Marketing (S&M): S&M is building out our partner ecosystem and growth strategy.

(4) General & Administrative (G&A): G&A includes costs relating to our Non-S&M, R&D & Product Development Personnel and their related expenses. This allocation, while categorized under G&A, encompasses their broader functional roles in support for S&M and R&D. This category also includes costs relating to office leases, software leases, non-offer related legal fees and insurance policies, partial loan repayments for future debt and product support costs.

## CAPITALIZATION AND OWNERSHIP

**The Offering**

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 25, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,000.34**
> **Offering Maximum: $4,999,999.64**
> **Purchase Price Per Share of Security Offered: $0.53 (does not include a 3% Investor Processing Fee charged to each Investor in the Offering**
> **Offering Deadline: April 25, 2025**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Second Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights and preferences of Investors holding the Securities are the Second Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, the form of Amended and Restated Voting Agreement (the "**Voting Agreement**") attached as Exhibit F, the Investor Rights Agreement (the "**Investor Rights Agreement**") attached as Exhibit G, and the Right of First Refusal and Co-Sale Agreement attached as Exhibit H (the "**ROFR Co-Sale Agreement**", together with the Second Amended and Restated Certificate of Incorporation, Bylaws, Voting Agreement and Investor Rights Agreement, the "**Governing Documents**"). All statements in this Form C regarding the rights and preferences, and terms, of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents. **As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will be required to become a party to the Voting Agreement and the ROFR Co-Sale Agreement.**

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the

Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**Description of Issuer's Securities**

*General*

The Company is offering up to $4,999,999.64 and a minimum of $10,000.34 worth of its Class B Common Stock. The investment will be made through Fiutur Innovation Capital (FIC) CF1 SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.34 by April 25, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.34 under the Regulation CF offering by April 25, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 25, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,999.64 maximum raise.

The minimum investment per investor is $1,000.09, which includes a $29.13 Investor Processing Fee.

*Co-Issuer*

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

**Capitalization**

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

The Company filed an Amended and Restated Certificate of Incorporation on May 31, 2024, and a subsequent First Amended and Restated Certificate of Incorporation, to increase the authorized capital stock of the Company and provide for the rights and preferences of the Company's Common Stock and Preferred Stock. As a result, the total number of shares of authorized capital stock was (i) 78,551,467 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 55,451,467 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). The Preferred Stock was divided into series with (a) 25,251,467 shares designated as Series A-1 Preferred Stock ("**Series A-1 Preferred Stock**"), (b) 23,800,000 shares designated as Series A-2 Preferred Stock ("**Series A-2 Preferred Stock**"), and (c) 6,400,000 shares designated as Series A-3 Preferred Stock ("**Series A-3 Preferred Stock**", and collectively with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the "**Series A Preferred Stock**").

On December 9, 2024, the Company filed a Second Amended and Restated Certificate of Incorporation to (a) increase its authorized Common Stock to 91,088,186 shares of Common Stock, of which (i) 74,433,469 shares of Common Stock were designated as Class A Common Stock (the "**Class A Common Stock**"), and (ii) 16,654,717 shares of Common Stock were designated as Class B Common Stock (the "**Class B Common Stock**"); (b) effect a conversion of all outstanding Common Stock as of the date of filing of the amendment into shares of Class A Common Stock on a one to one basis; and (c) change its authorized Preferred Stock to 48,633,469 shares, of which (i) 24,833,469 shares of Preferred Stock were designated as Series A-1 Preferred Stock, and (ii) 23,800,000 shares of Preferred Stock were designated as Series A-2 Preferred Stock. The Class A Common Stock and Class B Common Stock have the same rights and privileges, except that the Class A Common Stock have voting rights.

Additionally, the Company has established a 2023 Equity Incentive Plan for which 18,000,000 shares are authorized for issuance thereunder.

As of the date of this Form C, (i) 8,012,225 shares of Class A Common Stock, (ii) 4,184,040 shares of Series A-1 Preferred Stock, and (iii) 23,800,000 shares of Series A-2 Preferred Stock are issued and outstanding. There are no issued and outstanding Class B Common Stock and Series A-3 Preferred Stock. Additionally, the Company has 12,263,675 options to purchase Class A Common Stock issued and outstanding and an additional 724,100 options available for issuance under the 2023 Equity Incentive Plan. Further, the Company has outstanding 20,649,429 warrants to purchase Series A-1 Preferred Stock. Lastly, the Company has reserved (i) 500,000 warrants to purchase Common Stock to be issued to lenders in connection with a Bridge Loan the Company anticipates securing by mid-December and (ii) 300,000 warrants to purchase Common Stock to be issued in connection with a strategic partnership that is being finalized. These warrants are **not** listed in the tables below as they have yet to be issued.

***Outstanding Capital Stock***

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Class A Common Stock* |
|---|---|
| **Amount Outstanding** | 8,012,225** |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 11.63% |

*The majority of the holders of record of Class A Common Stock shall be entitled to elect three (3) directors to the Board of Directors, at least two (2) of whom shall be deemed Independent Directors.
**Includes 1,012,225 shares issued as a result of the exercise of options granted under the 2023 Equity Incentive Plan.

| Type | Series A-1 Preferred Stock |
|---|---|
| **Amount Outstanding** | 4,184,040 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | Yes |
| **Other Rights** | (a) Original Issue Price shall mean $0.625 per share, subject to adjustment;<br>(b) Right to receive dividends equal to applicable Original Issue Price, as adjusted, when declared (non-cumulative) prior to Common Stock;<br>(c) Liquidation Preference equal to greater of 1.25x Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock;<br>(d) Right to convert into Class A Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion;<br>(e) Automatic conversion into Class A Common Stock upon $50 million in gross proceeds raised by the Company in a firm commitment public offering or upon the consent of the Requisite Holders; and<br>(f) Protective provisions for Preferred Stock holders. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Series A-1 Preferred Stock at a later date. The issuance of such additional shares of Series A-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 6.07% |

| Type | Series A-2 Preferred Stock |
|---|---|
| **Amount Outstanding** | 23,800,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | Yes |
| **Other Rights** | (a) Original Issue Price shall mean $1.08 per share, subject to adjustment; <br> (b) Right to elect two (2) directors to the Board of Directors; <br> (c) Right to receive dividends equal to applicable Original Issue Price, as adjusted, when declared (non-cumulative) prior to Common Stock; <br> (d) Liquidation Preference equal to greater of 1x Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; <br> (e) Right to convert into Class A Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; <br> (f) Automatic conversion into Class A Common Stock upon $50 million in gross proceeds raised by the Company in a firm commitment public offering or upon the consent of the Requisite Holders; and <br> (g) Protective provisions for Preferred Stock holders. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Series A-2 Preferred Stock at a later date. The issuance of such additional shares of Series A-2 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 34.54% |

## Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

| Type | Options to Purchase Class A Common Stock* |
|---|---|
| **Shares Issuable Upon Exercise** | 12,263,675 |
| **Voting Rights** | The holders of Options to purchase Class A Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Options to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to the exercise of such additional Options to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 17.80% |

*A portion of these awards remain subject to vesting provisions.

| Type | Warrant to Purchase Series A-1 Preferred Stock |
|---|---|
| **Shares Issuable Upon Exercise** | 20,649,429 |
| **Voting Rights** | The holders of Warrants to purchase Series A-1 Preferred Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Series A-1 Preferred Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Warrants to purchase Series A-1 Preferred Stock at a later date. The availability of any shares of Series A-1 Preferred Stock issued pursuant to the exercise of such additional Warrants to purchase Series A-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 29.97% |

*Voting and Control*

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will be required to become a party to the Voting Agreement and the ROFR Co-Sale Agreement. The material terms of these agreements are summarized below. See Exhibit F, Exhibit G and Exhibit H for the full terms of the Voting Agreement, Investor Rights Agreement and the Right of First Refusal and Co-Sale Agreement, respectively.

The Company is a party to an Amended and Restated Voting Agreement, dated as of May 31, 2024, which is in the process of being amended, dated December 9, 2024, under which the Company, the Preferred Stockholders and Key Holders have agreed to, among other things (i) voting provisions regarding the Board, including board composition with Series A-2 Preferred Stockholders having a right to designate two (2) directors and the Founders having a right to designate three (3) directors, at least two (2) of whom must be independent directors; and (ii) a Drag-along Right.

The Company is also a party to an Investors' Rights Agreement, dated May 31, 2024, under which the Company and the specified investors who are parties to the agreement have agreed to, among other things: (i) registration rights, including demand registration and Company registration, (ii) restrictions on transfer; (iii) delivery of financial information to Major Investors; (iv) observer rights to a specified investor so long as it owns shares of Preferred Stock, (v) right of first offer to Major Investors; and (vi) matters requiring the approval of Preferred Directors.

The Company, certain investors and Key Holders are parties to a Right of First Refusal and Co-Sale Agreement, dated May 31, 2024, which provides for, among other things: (i) a Right of First Refusal to the Company to purchase any proposed transfers of capital stock by Key Holders; (ii) a secondary grant of Right of First Refusal to the specified investors and non-selling Key Holders in the event the Issuer does not wish to exercise its Right of First Refusal; (iii) right of Co-Sale to non-selling Key Holders; (iv) exempt transfers; and (v) Lock-Up provisions.

*Dilution*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| NONE | | |

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock* | N/A | 7,000,000 | N/A | November 28, 2022 | Section 4(a)(2) |
| Series A-1 Preferred Stock | $2,615,025 | 4,184,040 | Technology and Product Development and General Working Capital | May 31, 2024; November 8, 2024 | Reg. D Rule 506(c) |
| Convertible Notes** | $19,250,000 | 39 | Technology and Product Development and General Working Capital | May 26, 2023 | Reg. D Rule 506(c) |
| Warrants*** | N/A | 20,649,429 | N/A | May 31, 2024 | Reg. D Rule 506(c) |
| Option to Purchase Common Stock**** | $0 | 12,263,675 | N/A | Various dates between October 23, 2024 and October 3, 2024 | Rule 701 |

*The initial shares were issued in exchange for $3.8 million in software contributed to the Company. On December 9, 2024, the Company created additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All of these shares of Common Stock were subsequently converted into 7,000,000 shares of Class A Common Stock.

**Converted into Series A-2 Preferred Stock on May 31, 2024. Amount converted includes accrued interest prior to conversion for a total converted amount of $22,125,733.

***Issued in connection with the conversion of the Series A-2 Preferred Stock at no additional cost.

**** Includes 1,012,225 shares of Common Stock issued as a result of the exercise of options granted under the 2023 Equity Incentive Plan. These shares were converted into Class A Common Stock on December 9, 2024.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


**DEBT**


As of the date of this Form C, the Company does not have any outstanding debt.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None

<center>**FINANCIAL INFORMATION**</center>

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit I</u>.**

**Cash and Cash Equivalents**

As of October 31, 2024, the Company had an aggregate of approximately $333,619 in cash and cash equivalents, and when combined with pending loan proceeds, recent capital raised via a Preferred Stock Offering on November 8, 2024, and positive cash flow forecasts, leaves the Company with runway of over 12 months. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company may concurrently raise additional capital of up to $2,000,000 (or the difference between $7,000,000 and the amounts raised in this Offering) by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the near future.

**Valuation**

The terms of this Offering are based on a pre-money valuation of approximately $39,449,749. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit I</u> for subsequent events and applicable disclosures.

**Material Changes and Other Information**

None

<center>35</center>

# TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

# LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**Eligibility**

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.fiuturx.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


**ADDITIONAL INFORMATION**


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Fiutur Information Exchange Inc.
_____
(Issuer)

By:/s/Joseph Madden
_____
(Signature)

Joseph Madden
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Madden
_____
(Signature)

Joseph Madden
_____
(Name)

Director
_____
(Title)

December 11, 2024
_____
(Date)

/s/Will Stewart
_____
(Signature)

Will Stewart
_____
(Name)

Director
_____
(Title)

December 11, 2024
_____
(Date)

/s/ Tom Lewis
_____
(Signature)

Tom Lewis
_____
(Name)

Director
_____
(Title)

December 11, 2024
_____
(Date)


/s/ Roseann Palmieri
_____
(Signature)

Roseann Palmieri
_____
(Name)

Director
_____
(Title)

December 11, 2024
_____
(Date)


/s/ Jamila Piracci
_____
(Signature)

Jamila Piracci
_____
(Name)

Director
_____
(Title)

December 11, 2024
_____
(Date)


/s/ Melvyn Yeo
_____
(Signature)

Melvyn Yeo
_____
(Name)

Director
_____
(Title)

December 11, 2024
_____
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
**Investor Website**
**(Attached)**

# ⫶ FIÚTUR

## Build the Future of Data in a $200 Trillion Market[1]

Trillions of dollars will be invested in sustainable projects to meet global decarbonization goals in the coming years. Without reliable information, investors can't tell which projects are genuinely effective. Fiútur's platform helps energy producers, corporations, and major financial institutions confidently invest in energy-transition projects by providing trustworthy information on their environmental impact. This is your opportunity to share in our growth as we pioneer a more sustainable future.

**$0.53**
Share Price

**$970.96***
Min. Investment

**INVEST NOW**

SEC Filings    Offering Circular    Investor Education



## Trusted by Industry Leaders















# Investment Highlights



### Market Demand

With the urgency to deploy $100s of trillions in the energy transition and comply with international greenhouse gas regulations, Fiùtur is positioned to play a vital role in meeting the world's sustainability goals.



### Innovative Solutions

Our platform addresses critical integrity challenges in global markets, reducing the potential for greenwashing, and ensuring compliance with regulations and claims made to consumers and investors.



### Proven Leadership

Our award-winning team has a proven track record in innovation, technology, finance, and sustainability standards.

# $200 Trillion Will Be Invested in Decarbonization Infrastructure

$7 trillion will be spent every year through 2050 to meet net-zero goals. That's nearly twice the amount AI is expected to add in economic value each year[2].





**Fiútur is strategically positioned to capitalize on this opportunity, targeting two critical sectors:** financial institutions and environmental markets. As regulatory pressures mount and demand for verified sustainability data increases, our platform is essential for navigating this evolving landscape.

## Scaling and De-risking the Energy Transition with Reliable Information

Our data ecosystem gives financial institutions tailored, trustworthy information on impacts of their investments. We do this by collecting and standardizing data from real-world data providers and translating it into useful information that supports investment in the energy transition. Once onboarded, banks, energy producers, data providers, and corporates can access Fiütur's network of partners to scale impact and opportunities.

## Global Banks and Industry Leaders Already Want Our Data

**We've already processed data on 50 million barrels of oil equivalent.** This proven credibility is how we've secured initial agreements with five global banks who've committed $1.5T+ to sustainable investments by 2030.

# Join the Fiùtur Network

Get an in-depth look at our business by downloading your investor brief.

Enter your email

example@gmail.com

**DOWNLOAD DECK**



FIÙTUR

**BACKGROUND**

"The best way to predict your future is to create it"

–ALAN KAY

Fiùtur COPYRIGHT 2024 CONFIDENTIAL

2

# How Our Innovation Works

Fiùtur's innovation is rooted in our ability to collect and verify diverse real-world data through a comprehensive digital information network. Here's how it works:



**Data Collection**

We aggregate real-world data like methane emissions, energy consumption, and soil health from a wide range of specialized partners like CarbonAi, OSK, and Process Ecology.



**Standardized Metrics**

Our platform converts this diverse data into standardized information containers called Digital Commodity Units (DCUs). These units create an easy way for customers to understand critical factors (e.g., climate and water impact, biodiversity), much like a nutrition label.



**SMART Programs**

Fiùtur's platform supports configurable applications called SMART Programs that package and distribute accurate transition-related data. These programs provide the information needed to assess risk, and verify compliance with regulations, and deploy capital where it has the greatest impact. SMART Program results are referred to as SMART Outcomes



**SMART Outcomes**

By using our platform, users can generate SMART Outcomes—authenticated, immutable datasets that can be easily used for key performance indicators for lending and insurance, regulatory compliance, sustainability claims, and more. For traceability on our immutable technology platform, every unit of impact produced is given a unique SMART ID.

### Market Integration

Our platform integrates with the financial ecosystem, allowing for easy monetization and distribution of SMART Outcomes across capital and commodity markets. This fosters the necessary integrity to scale the transition economy.





# We Earn Money Through Multiple Revenue Streams









## Research and Development Services

Global experts design and deliver SMART Programs tailored to market needs.

## SaaS Subscription Model

Our SaaS model provides ongoing access to SMART Outcomes— verified information generated from environmental projects.

## Transaction Revenues

SMART Outcomes support registered, tradable assets on our SMART Asset Registry or other third-party registries.

## Data Marketplace

The Data Marketplace connects data providers to data consumers across finance, trading, governments, and corporates through our growing ecosystem.

Roadmap

# Our Plan to 11X Revenue by 2026

Your investment will help scale the Fiütur platform and build SMART Programs, accelerating investments to build a sustainable economy. While our platform is already live, we will continue expanding its features and collaborating with more data and infrastructure partners. We project our revenue will exceed $20M in 2026.



# Join Us in Building a Sustainable Future with Sustainable Returns

Invest in Fiütur to bridge the gap between financial markets and the real world. Secure your position in the early stages of a multi-$T financial transformation.

Fiütur is developing the network to unlock capital for a restorative and regenerative economy. Together, we can transform how we value and invest in the world around us.

**INVEST NOW**

Use Cases

# How Our Platform is Used in the Real World

As the energy transition continues, the applications for our SMART approach are scaling rapidly. Here's a a closer look at a couple of real-world use cases we have today:



## SMART Methane

Oil and gas companies are facing regulatory and social pressures from local governments and international trade to reduce their methane emissions. The SMART Methane Program enables the tracking and monitoring of methane emissions in oil and gas companies' value chains, which can be used to report to regulators and measure against emission reduction targets. Banks can use this verified data to invest in emissions-cutting projects undertaken by oil and gas companies through sustainable finance instruments.



## SMART Data Centers

Data centers are in demand due to growing needs for data and AI technology. The SMART Data Centers Program measures and reports on the environmental performance of data centers by measuring and verifying performance indicators such as power generation and usage emissions, water usage, and material usage. By analyzing information from the lifecycle of data center operations, the program delivers clear, actionable insights that operators can use to improve their environmental footprint.

Perks

# Exclusive Investor Perks

## Early Bird Perks

**BONUS PERKS END IN** | **57** Days | **13** Hrs | **36** Mins | **23** Secs

TIER 1

TIER 2

TIER 3

**$1,000+**
Receive
**5%**
Bonus Shares
INVEST NOW

**$2,501+**
Receive
**10%**
Bonus Shares
INVEST NOW

**$5,001+**
Receive
**15%**
Bonus Shares
INVEST NOW

TIER 4
**$10,001+**
Receive
**20%**
Bonus Shares
INVEST NOW

TIER 5
**$25,000+**
Receive
**25%**
Bonus Shares
INVEST NOW

Any Series A Preferred Stock participant with an investment of **greater than or equal to $50,000** in the Series A investment round is eligible to receive bonus shares equal to **30% of their investment in this Offering.**

**Note:** The aggregate investments from an Investor in the Offering will be **stacked** together to determine the Time-Based Bonus Shares. The **date/time of the signed subscription** will be used to assign perks.

Team

# Leaders in Sustainability and Innovation

Fiùtur's team includes experienced leaders in technology, finance, and sustainability. Our team has created important innovations and helped set over 130 global environmental standards. With a track record of generating more than a billion dollars in value, our experts are skilled in developing platforms and products.

**Management Team:**



**David Browne**
Chief Technology Officer

David has more than 25 y...
and building large-scale...
companies. He has a pass...
technologies that can be...
carbon economy to drive...
planet.



**Andy Bose**
Chief Commercial Officer

After nearly 20 years at S&amp;P Global Platts, Andy led Market Development and Policy at Xpansiv, drawing on decades of experience developing new products and handling regulatory oversight in diverse asset classes. Among many pioneering technologies, he deployed the first commercial-data publication



**Stanley Mathuram**
CEO, Fiùtur Design Studios

Stanley Mathuram is a seasoned veteran, who possesses 27 years of overall experience with expertise in successful leadership, executive management, mentorship, business growth, launching of new products, sales, marketing, restructuring/integration of business to ensure profitability, etc. Most recently Stanley was EVP at



**Joe Madden**
Chief Executive Officer

Joe co-founded Xpansiv, the leading market infrastructure provider for the global energy transition. He also co-founded EOS Climate, an early leader in greenhouse-gas markets, which was awarded California's highest environmental honor.





↑

↓

**Fiùtur's Independent Board Members:**



**Melvyn Yeo**
Founder and Managing [...]
(Fiütur Board Member)

Melvyn is the Founder and [...]
Singapore-based, TRIREC [...]
venture capital firm that [...]
with the aim of making a [...]
addressing climate change [...]
investment approach by [...]
and projects that share o[...]



**Jamila Piracci**
Principal at Roos Innovations (Fiütur Board Member)

Founder of Roos Innovations and a former regulator, Jamila builds regulatory change strategies. She's a structured-derivatives expert and a lawyer for the International Swaps and Derivatives Association. At the Federal Reserve Bank of New York, she focused on OTC derivatives issues and orderly liquidation



**Roseann Palmieri**
President at Sand Hill East (Fiütur Board Member)

Roseann is President of Sand Hill East LLC, a strategic-advisory firm working with early-phase startups. Leveraging 25 years of experience, she is a highly respected advisor, investor, board member, entrepreneur, and data-management expert in FinTech, having served in senior leadership roles for Bloomberg, Merrill Lynch,



**Tom Lewis**
Founding Advisor at Noble 4 Advisors, LLC (Fiütur Board Member)

Tom is the founder of Noble 4 Advisors LLC, which helps leaders achieve outstanding performance. He has led four companies as CEO, including The Green Exchange and Ameritrade, served on numerous boards, and worked in the Executive Office of the President at the White House, where he was recognized for outstanding



# Advisory Council



**Briget Polichene**
Former CEO, Institute o[...]



**Angie Grimm**
Former CEO, Institute of International Bankers



**Andy Brown**
CEO, Sand Hill East, LLC

**Alan Cullen**
Former CEO, Australian Bankers' Association



# FAQs

**1. Why invest in startups?**  ⟨

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow.

---

**2. How much can I invest?**  ⟨

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

---

**3. How do I calculate my net worth?**  ⟨

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

---

**4. What are the tax implications of an equity crowdfunding investment?**  ⟨

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

---

**5. Who can invest in a Regulation CF Offering?**  ⟨

Individuals over 18 years of age can invest.

## 6. What do I need to know about early-stage investing? Are these investments risky?    ‹

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

## 7. When will I get my investment back?    ‹

The Common Stock (the "Shares") of Fiutur (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

## 8. Can I sell my shares?    ‹

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

## 9. Exceptions to limitations on selling shares during the one-year lockup period:    ‹

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

## 10. What happens if a company does not reach their funding target?    ‹

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

**11. How can I learn more about a company's offering?** ‹

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

**12. What if I change my mind about investing?** ‹

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

**13. How do I keep up with how the company is doing?** ‹

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

**14. What relationship does the company have with DealMaker Securities?** ‹

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

# Join the Discussion

Start the discussion...

Share

**Subscribe**    **Privacy**    **Do Not Sell My Data**

Best   Newest   Oldest

Be the first to comment.

**LOAD ALL COMMENTS**



# FIUTUR

| | | |
|---|---|---|
| Home | | Highlights |
| Opportunity | | Solution |
| Team | | Perks |

**SOURCES**

1. https://www.goldmansachs.com/our-commitments/sustainability/2023-sustainability-report/multimedia/report.pdf
2. https://www.mckinsey.com/~/media/mckinsey/business%20functions/sustainability/our%20i..._nsition-what-it-would-cost-and-what-it-could-bring-final.pdf

statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. the company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

**EXHIBIT C**
**Subscription Agreement**
**(Attached)**

# REG CF SPV SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>.** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

TO:     Fiutur CF Investors SPV, LLC
        c/o Fiutur Information Exchange Inc.
        1207 Delaware Ave, #3154,
        Wilmington, DE 19806


Ladies and Gentlemen:


1.      Subscription.

(a)     The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Fiutur CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from Fiutur Information Exchange Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)     (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)     Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)      This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)      The aggregate value of Securities sold shall not exceed $4,999,999.64 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 25, 2025 (the "Termination Date").  Providing that subscriptions for $10,000.34 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)      In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.      Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.      Purchase Procedure.

(a)      Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)      Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.      Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)      Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)      Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)      Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)      Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)      No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or

make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)      Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the year ended December 31, 2023, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Grant Thornton, who has provided the audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Financial Statements**") reviewed by SetApart FS, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)      Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)      Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)      Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)      Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being

offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)     Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)     Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)     Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)     Investment Limits. Subscriber represents that either:

(i)     Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)     Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)    Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)    Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)    Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)    Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)    Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)    Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.    Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in

investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.    Transfer Restrictions.

(a)    "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the

Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF FIUTUR INFORMATION EXCHANGE INC. ("FIUTUR"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN FIUTUR AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT FIUTUR'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)      Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.      Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.    Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Wilmington, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.    Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Fiutur CF Investors SPV, LLC
c/o Fiutur Information Exchange Inc.
1207 Delaware Ave, #3154,
Wilmington, DE 19806

If to the Crowdfunding Issuer, to:

Fiutur Information Exchange Inc.
500 Fifth Avenue, 56th Floor
New York, NY 10010

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.    Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*[SIGNATURE PAGE FOLLOWS]*

## SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

<u>**TYPE OF OWNERSHIP:**</u>

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

**ACCEPTANCE**

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

By:

Authorized Signing Officer

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

**TO:**    (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐     (a)     a Canadian financial institution, or a Schedule III bank;

☐     (b)     the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐     (c)     a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

       (d)     a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (e)     an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐     (e.1)     an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (f)     the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐     (g)     a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐     (h)     any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐     (i)     a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐　(j)　an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐　(j.1)　an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

　　(k.1)　an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

　　(k.2)　Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐　(l)　an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐　(m)　a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐　(n)　an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐　(o)　an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐　(p)　a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

　　(q)　a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐　(r)　a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐　(s)　an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐　(t)　a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐　(u)　an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

　　(v)　a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐　(w)　a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)        in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                                    (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

### Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

# RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

## Form for <u>Individual</u> Accredited Investors

**WARNING! This investment is risky.  Do not invest unless you can afford to lose all the money you pay for this investment**.

| Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER | |
|---|---|
| **1. About your investment** | |
| Type of Securities: Class B Common Stock | Issuer:  (the "Issuer") |
| Purchased from:  The Issuer | |

| Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER | |
|---|---|
| **2. Risk acknowledgement** | |
| This investment is risky.  Initial that you understand that: | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | |
| **Lack of information** – You may receive little or no information about your investment. | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered.  The salesperson is the person who meets with, or provides information to, you about making this investment.  To check whether the salesperson is registered, go to www.aretheyregistered.ca. | |
| **3. Accredited investor status** | |
| You must meet at least one of the following criteria to be able to make this investment.  Initial the statement that applies to you.  (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor.  That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million.  (Your net assets are your total assets (including real estate) minus your total debt.) | |
| **4. Your name and signature** | |
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. | |
| First and Last Name (please print): | |
| Signature: | |
| Date: | |

| Section 5 – TO BE COMPLETED BY THE SALESPERSON | |
|---|---|
| **5. Salesperson information** | |
| | |
| First and Last Name of Salesperson (please print): | |
| Telephone: | Email: |
| Name of Firm (if registered): | |

| Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER |
| --- |
| **6. For more information about this investment** |
| **For more information about this investment / the Issuer:**<br><br>Company Name:<br>Address: , , ,<br>Contact:<br>Email:<br>Telephone:<br><br>**For more information about prospectus exemptions, contact your local securities regulator.  You can find contact information at www.securities-administrators.ca.** |

# U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not  the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing:  General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.


DATED:

INVESTOR:                                          (Print Full Name of Entity or Individual)


By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

# INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:**     (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

   i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

   ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**" ) by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

   iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

   iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

   v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

   vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

   vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

   viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)


                                            By:

                                            (Signature)

                                            Name:

                                            (If signing on behalf of entity)

                                            Title:

                                            (If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**
1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                                          (Print Full Name of Investor)


By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

**Appendix 1 - Subscriber Information**

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|-------------------------------|
|      |         |                                  |                               |
|      |         |                                  |                               |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

## Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in 's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in 's offering;

3. As the Trustee, I have the authority to execute all Trust powers.  Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**EXHIBIT D**
**Second Amended and Restated Certificate of Incorporation**
**(Attached)**

# Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "FIUTUR INFORMATION

EXCHANGE INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF

DECEMBER, A.D. 2024, AT 1:26 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FIUTUR INFORMATION EXCHANGE INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Fiutur Information Exchange Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

**1.** That the name of this corporation is Fiutur Information Exchange Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 28, 2022, and amended and restated on May 31, 2024.

**2.** That the Board of Directors of this corporation (the "**Board**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

**FIRST**: The name of this corporation is Fiutur Information Exchange Inc. (the "**Corporation**").

**SECOND**: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

**THIRD**: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is (i) 91,088,186 shares of authorized Common Stock, $0.00001 par value per share ("**Common Stock**"), 74,433,469 of which are designated "**Class A Common Stock**" and 16,654,717 of which are designated "**Class B Common Stock**" and (ii) 48,633,469 shares of authorized Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). All references to "Preferred Stock" shall also mean "Series A Preferred Stock" (as defined below).

Effective immediately upon the filing and effectiveness of this Second Amended and Restated Certificate of Incorporation (the "**Effective Time**"), each share of issued and outstanding Common Stock as of immediately prior to the Effective Time, shall, without any action on the part of the holders thereof or the Corporation, be converted into one (1) share of Class A Common Stock.

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

1

A.    COMMON STOCK

1.    <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2.    <u>Voting</u>.

2.1    Except as otherwise provided herein or by applicable law, the holders of the Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting.

2.2    The holders of shares of the Class B Common Stock shall not have any voting rights except as specifically required by law or by the terms of this Certificate of Incorporation that expressly refer to the Class B Common Stock. The holders of shares of the Class B Common Stock shall be entitled to vote with the holders of shares of Class A Common Stock, together as a single class, with respect to any proposal to amend, alter or repeal any provision of this Certificate of Incorporation in a manner that significantly and adversely affects the rights of the holders of the Class B Common Stock and in such cases shall be entitled to one vote for each share of Class B Common Stock. For the avoidance of doubt, except with respect to voting rights as provided in this Certificate of Incorporation, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock shall be identical with those of the Class A Common Stock, and the Class A Common Stock and Class B Common Stock shall be treated in an equivalent manner by the Corporation.

2.3    The number of authorized shares of Common Stock, including the number of authorized shares of Class A Common Stock or Class B Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.    PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this <u>Article Fourth</u>. The Preferred Stock shall be divided into series. The first series shall consist of 24,833,469 shares and is designated "**Series A-1 Preferred Stock**." The second series shall consist of 23,800,000 shares and is designated "**Series A-2 Preferred Stock**" (collectively with the Series A-1 Preferred Stock, the "**Series A Preferred Stock**"). Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this <u>Article Fourth</u> refer to sections of Part B of this <u>Article Fourth</u>.

1.    <u>Dividends</u>.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in

shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, <u>divided</u> by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock <u>divided</u> by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); <u>provided</u> that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this <u>Section 1</u> shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, (i) with respect to the Series A-1 Preferred Stock, $0.625 per share (the "**Series A-1 Original Issue Price**"), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock; and (ii) with respect to the Series A-2 Preferred Stock, $0.93 per share (the "**Series A-2 Original Issue Price**"), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u>

2.1 <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of:

2.1.1 In the case of Series A-1 Preferred Stock, (i) 1.25 times the Series A-1 Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-1 Liquidation Amount**").

2.1.2 In the case of Series A-2 Preferred Stock, (i) 1 times the Series A-2 Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock (and all shares of all other series of

3

Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-2 Liquidation Amount**," together with Series A-1 Liquidation Amount, the "**Liquidation Amounts**").

If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2     Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3     Deemed Liquidation Events.

2.3.1     Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of A-1 Preferred Stock, voting together as a single class on as-converted to Class A Common Stock basis, and a majority of the outstanding shares of A-2 Preferred Stock, voting together as a single class on an as-converted to Class A Common Stock basis (together, the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)     a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i)     the Corporation is a constituent party or

(ii)     a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity

of such surviving or resulting corporation or entity; or

(b)  (i) the sale, lease, transfer, exclusive license or other disposition , in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2  Effecting a Deemed Liquidation Event.

(a)  The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)  In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event (the "**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption

provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

> (i)      the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;
>
> (ii)      the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;
>
> (iii)      for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

               2.3.3     Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board, including the approval of both Preferred Directors (as defined below).

               2.3.4     Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

         3.        Voting.

               3.1     General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to

cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

3.2     Election of Directors.

(a)     (i) The majority of the holders of record of the shares of Series A-2 Preferred Stock, exclusively and voting together as a separate class on an as-converted to Class A Common Stock basis, shall be entitled to elect two directors of the Corporation (the "**Preferred Directors**"); (ii) the majority of the holders of record of Class A Common Stock, exclusively and voting together as a separate class, shall be entitled to elect 3 directors of the Corporation.

(b)     Any director elected (or appointed) as provided in Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(c)     At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(d)     The "**Requisite Directors**" shall mean a majority of the Board including both Preferred Directors (if then seated).

3.3     Preferred Stock Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect;

3.3.1     liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event or any other merger, consolidation, statutory conversion, transfer, domestication or continuance;

3.3.2     amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation;

3.3.3     create or issue or obligate itself to issue shares of, or reclassify, any capital stock other than Exempted Securities;

3.3.4     increase or decrease the authorized number of shares of Common Stock, Preferred Stock, or any additional class or series of capital stock of the Corporation;

3.3.5 without the approval of the Requisite Directors, sell, issue, sponsor, create or distribute, or cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute, any digital tokens, cryptocurrency or other blockchain-based assets (collectively, **"Tokens"**), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof and (iv) redemptions, dividends or repurchases approved by the Requisite Directors;

3.3.7 without the approval of the Requisite Directors (i) create or adopt, any equity (or equity-linked) compensation plan; or (ii) amend any such plan to increase the number of shares authorized for issuance thereunder;

3.3.8 unless the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would not exceed $250,000 unless approved by the Requisite Directors, and other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course of business, create, or issue, any debt security, create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business), or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money;

3.3.9 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.10 increase or decrease the authorized number of directors constituting the Board, change the number of votes entitled to be cast by any director or directors on any matter under this Certificate of Incorporation, or adopt any provision inconsistent with Article Sixth.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the **"Conversion Rights"**):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Class A Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time

8

of conversion. The "**Conversion Price**" applicable to each series of Preferred Stock shall be the Original Issue Price applicable to such series. Such initial, applicable Conversion Price for each series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2    Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2    Number of Shares Issuable Upon Conversion. The number of shares of Class A Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Class A Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Class A Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3    Mechanics of Conversion.

4.3.1    Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of

the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2    Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3    Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized shares of Preferred Stock accordingly.

4.3.4    No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5    Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4    Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1    Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)    "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)     as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii)    shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved (i) prior to the Original Issue Date or (ii) by the Requisite Directors;

(iv)    shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)     shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Requisite Directors; or

(vi)    shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Requisite Directors;

(b)     "**Convertible Securities**" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)     "**Option**" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)     **"Original Issue Date"** means the date on which the first share of Series A Preferred Stock is issued.

4.4.2   No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)     If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)     If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.3(b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)     If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or

any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)     Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)     If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4     Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)     "$CP_2$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b)     "$CP_1$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)     "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)     "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e)     "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5    Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)     Cash and Property. Such consideration shall:

(i)     insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)     insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)     in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)     Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

14

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 180 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc.** Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred

Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10     Notice of Record Date. In the event:

(a)     the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b)     of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)     of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice, unless such period is shortened or waived by the Requisite Holders.

5.     Mandatory Conversion.

5.1     Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate as calculated pursuant

to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"):

(a)  (i) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors (a "**Qualified IPO**"); and

(b)  the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2  Procedural Requirements. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6.  Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7.  Redeemed or Otherwise Acquired Shares. Unless approved by the Board and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8.     Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

9.     Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH**: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH**: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the requisite Preferred Directors shall be required for the authorization by the Board of any of the matters set forth in the Investors' Rights Agreement, dated on or about the Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time, to the extent required by such provision and if the Preferred Directors are then serving. Until the earliest of (i) the Mandatory Conversion Time, (ii) such time as no Preferred Stock is otherwise outstanding, or (iii) such time that no holder of Preferred Stock is entitled to elect a Preferred Director, any committee of the Board shall include any then-serving Preferred Director who wishes to serve on such committee, unless the sole purpose of the committee is to consider a matter where such Preferred Director has a conflict of interest, as reasonably determined by the Board, or such Preferred Director chooses not to serve or has otherwise recused himself or herself from such committee.

**SEVENTH**: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH**: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board or in the Bylaws of the Corporation.

**NINTH**: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the

stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, in addition to any other vote required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or this Certificate of Incorporation or Bylaws of the Corporation or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

THIRTEENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any

reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

**IN WITNESS WHEREOF**, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on December 9, 2024.

By: _Sam Teplitsky_ _____

Name: Sam Teplitsky

Title:  President

[Signature Page to Second Amended and Restated Certificate of Incorporation]

**EXHIBIT E**
**By-Laws**
**(Attached)**

# BYLAWS
# OF
# FIÙTUR
# INFORMATION
# EXCHANGE INC.

## ARTICLE I
### Stockholders

Section 1.1. <u>Annual Meetings</u>. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the board of directors (the "<u>Board of Directors</u>") of Fiùtur Information Exchange Inc. (the "<u>Corporation</u>") from time to time.  Any other proper business may be transacted at the annual meeting.

Section 1.2. <u>Special Meetings</u>. Special meetings of stockholders for any purpose or purposes may be called at any time by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority of the entire capital stock of the Corporation, issued and outstanding and entitled to vote.  Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 1.3. <u>Notice of Meetings</u>.  Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.  Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.  If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his, her, or its address as it appears on the records of the Corporation.

Section 1.4. <u>Adjournments</u>.  Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.  At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. <u>Quorum</u>.  At each meeting of stockholders, except where otherwise provided by law or the Certificate of Incorporation or these bylaws, the holders of a majority of the

outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum.  In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 1.4 of these bylaws until a quorum shall attend.  Shares of its own stock belonging to the Corporation shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6.  Organization.  Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the President, or in the absence of the foregoing persons, by a chairman designated by the Board of Directors, or in the absence of such designation, by a chairman chosen at the meeting.  The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7.  Voting; Proxies.  Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him or her which has voting power upon the matter in question.  Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.  A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.  Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the Board of Directors, or holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting, shall so determine.  At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect.  All other elections and questions shall, unless otherwise provided by law or by the Certificate of Incorporation or these bylaws, be decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the meeting.

Section 1.8.  Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any divided or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date such record date is fixed and shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.  If no record date

is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given. The record date for any other purpose other than stockholder action by written consent shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 1.9. <u>List of Stockholders Entitled to Vote</u>. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders on the books of the Corporation or to vote in person or by proxy at any meeting of stockholders.

Section 1.10. Action by Consent of Stockholders. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

## ARTICLE II
### Board of Directors

Section 2.1. Number; Qualifications. The Board of Directors shall consist of one (1) or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Section 2.2. Election; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the persons elected as such by the incorporator. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect Directors to replace those Directors whose terms then expire. Any Director may resign at any time upon written notice to the Corporation. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each Director so elected shall hold office until the expiration of the term of office of the Director whom he or she has replaced.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the President, the Secretary, or any two members of the Board of Directors. Reasonable notice thereof shall be given by the person or persons calling the meeting, not later than the second day before the date of the special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of such Board of Directors or Committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meetings.

Section 2.6. <u>Quorum; Vote Required for Action</u>.  At all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation or these bylaws otherwise provide, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7. <u>Organization</u>.  Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. <u>Informal Action by Directors</u>.  Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 2.9. <u>Compensation of Directors</u>.  The Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director.  No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.  Members of special or standing committees may be allowed like compensation for attending committee meetings.

## ARTICLE III
### Committees

Section 3.1. <u>Committees</u>.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation.  The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.  In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation; but no such committee shall have power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the

issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the Delaware General Corporation Law, fix any of the preferences or rights of such shares, except voting rights of the shares), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of dissolution, or amending these bylaws; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 3.2. <u>Committee Rules</u>. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

## ARTICLE IV
## Officers

Section 4.1. <u>Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies</u>. The Board of Directors shall choose a President and Secretary. The Corporation may also have, at the discretion of the Board of Directors, such other officers as are desired, including a Chairman of the Board, Chief Executive Officer, one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, and such other officers as may be designated by the Board of Directors. Each officer shall hold office until such officer's successor is elected and qualified or until such officer's earlier resignation or withdrawal. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2. <u>Powers and Duties of Officers</u>. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, as set forth in these bylaws, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3. <u>Chairman of the Board</u>. The Chairman of the Board, if such an officer be elected, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board of

Directors or prescribed by these bylaws. If there is no President, the Chairman of the Board shall in addition be the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in Section 4.4 of these bylaws.

Section 4.4. <u>Chief Executive Officer</u>. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the Chief Executive shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. He or she shall be an ex - officio member of all committees and shall have the general powers and duties of management usually vested in the office of the Chief Executive Officer of corporations, and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

Section 4.5. <u>President</u>. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. He or she shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He or she shall be an ex-officio member of all committees and shall have the general powers and duties of management usually vested in the office of President of corporations, and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

Section 4.6. <u>Secretary</u>. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose ("<u>Minute Book</u>"); and shall perform like duties for the standing committees when required by the Board of Directors. He or she shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these bylaws.

**ARTICLE V**
**Stock**

Section 5.1. <u>Certificates</u>. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President, or the Secretary, of the Corporation, certifying the number of shares owned by him or her in the Corporation. Any of or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 5.2. <u>Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates</u>. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3. <u>No Equitable Claims</u>. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

**ARTICLE VI**
**Miscellaneous**

Section 6.1. <u>Fiscal Year</u>. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 6.2. <u>Waiver of Notice of Meetings of Stockholders, Directors and Committees</u>. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice.

Section 6.3. <u>Indemnification of Directors, Officers and Employees</u>. The Corporation shall indemnify (and advance expenses) to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the full extent permitted by applicable law. During the existence of the Corporation, the Corporation shall obtain and maintain such insurance coverage (including products liability coverage, and directors' and officers' errors and omissions coverage) as the directors and/or officers may require. All such insurance coverage shall be obtained through carriers, and shall be in such amounts, on terms, and with such deductibles as the directors and/or officers may reasonably require. In addition, upon the liquidation of the Corporation, and prior to

any distributions in such liquidation, the Corporation shall purchase so-called "tail coverage" for products liability and directors' and officers' errors and omissions coverage, prepaid for a period of four (4) years, on the terms approved by the directors and/or officers.

Section 6.4. <u>Interested Directors; Quorum</u>. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 6.5. <u>Form of Records</u>. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and Minute Book, may be kept on or be in the form of any information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.6. <u>Amendment of Bylaws</u>. These bylaws may be altered or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws, whether adopted by them or otherwise.

**EXHIBIT F**
**Form of Amended and Restated Voting Agreement**
**(Attached)**

**AMENDED AND RESTATED VOTING AGREEMENT**

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**") is made as of December \_\_\_, 2024, by and among Fiutur Information Exchange, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

**RECITALS**

**WHEREAS**, certain of the Investors (the "**Existing Investors**") hold shares of Series A Preferred Stock (as defined below) and/or shares of Common Stock (as defined below) issued upon conversion thereof, and certain holders of Common Stock and/or options to purchase Common Stock (the "**Existing Key Holders**") previously agreed to certain voting arrangements pursuant to that certain Voting Agreement dated as of May 31, 2024, by and among the Company, such Existing Investors and such Existing Key Holders (the "**Prior Agreement**");

**WHEREAS**, the undersigned Existing Investors and Existing Key Holders are holders of a sufficient number of the securities of the Company as are required to amend the Prior Agreement, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights and obligations created pursuant to this Agreement in lieu of the rights and obligations applicable to them under the Prior Agreement;

**WHEREAS**, as of the date hereof, the Second Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that: (i) the majority of the holders of record of the shares of Series A-2 Preferred Stock, $0.00001 par value per share, of the Company ("**Series A-2 Preferred Stock**"), exclusively and together as a separate class, shall be entitled to elect two directors of the Company (the "**Preferred Directors**"); and (ii) the majority of the holders of record of the shares of common stock, $0.00001 par value per share, of the Company ("**Common Stock**"), shall be entitled to elect three directors of the Company (the "**Common Directors**").

**WHEREAS**, the parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted in respect of the Company's Board of Directors (the "**Board**") and voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Series A Preferred Stock.

**NOW, THEREFORE,** the parties agree as follows:

1.      Voting Provisions Regarding the Board.

        1.1      Definitions. For purposes of this Agreement:

                 (a)      "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

                 (b)      "**Investors**" means the persons named on Schedule A hereto, each person who hereafter becomes a party to this Agreement pursuant to Section 7.1(a) and each person to whom the rights of an Investor are assigned pursuant to Section 7.2.

(c)     "**Key Holders**" means the persons named on Schedule B hereto, each person who hereafter becomes a party to this Agreement pursuant to Section 7.1(b) and each person to whom the rights of a Key Holder are assigned pursuant to Section 7.2.

(d)     "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

(e)     A "**Qualified Key Holder**" is a Key Holder and (i) if an individual, is providing services to the Company as an employee and (ii) if an entity, is owned or controlled by an individual providing services to the Company as an employee.

(f)     "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

(g)     "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom.

(h)     "**Senior Management**" means, collectively, the individuals holding the positions of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer of the Company and any other individuals in charge of a major business unit, division, or function of the Company.

(i)     "**Series A Preferred Stock**" shall mean the shares of Series A-1 Preferred Stock, $0.00001 par value per share, of the Company, and the shares of Series A-2 Preferred Stock, collectively. All references to "Preferred Stock" shall also mean "Series A Preferred Stock."

(j)     "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(k)     "**Stockholders**" means the Investors and the Key Holders.

(l)     "**TRIREC**" shall mean TRIREC Venture II VCC for TRIREC Venture II Master Sub-Fund, a Singapore Variable Capital Company.

(m)     Any reference in this Agreement to "**vote**" or "**voting**" or similar language shall include, without limitation, action by written consent of the stockholders.

1.2     Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of

2

stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a)     As one of the Preferred Directors, one person designated from time to time by a majority of the holders of Series A-2 Preferred Stock, for so long as any shares of Series A-2 Preferred Stock remains outstanding, which seat shall initially remain open;

(b)     As one of the Preferred Directors, one person designated from time to time by TRIREC, for so long as TRIREC and its Affiliates continue to beneficially own shares of Preferred Stock issued to it pursuant to that certain Stock Purchase Agreement, dated as of May 31, 2024, by and among the Company and the Investors named thereto (the "**Purchase Agreement**"), which as of the date of this Agreement shall be Melvyn Yeo;

(c)     As one of the Common Directors, one individual designated by a majority of the Shares held by the Qualified Key Holders, who, at the time of determination, is a member of the Company's Senior Management, which individual as of the date of this Agreement is Joseph Madden.

(d)     As two of the Common Directors, two individuals designated by a majority of the Shares held by the Qualified Key Holders, who are not otherwise Affiliates of the Company or of any Investor, which individuals as of the date of this Agreement are Tom Lewis and Roseann Palmieri.

For clarity, to the extent that the election of a Director pursuant to any of foregoing clauses (a) through (d) above shall not be applicable, or shall cause the Company to violate applicable Sanctions, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

1.3     <u>Failure to Designate a Director Candidate; Vacancies</u>. In the absence of any designation from the Person(s) with the right to designate a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Similarly, in the absence of the requisite approval of the Board and/or the Company's stockholders, as applicable, of an individual to serve as a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled only pursuant to the provisions of Section 1.2.

1.4     <u>Removal of Board Members</u>. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)     a director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, shall be promptly removed from office upon the occurrence of any of the following: (i) written request of any Person(s) who would be entitled to designate a replacement for such director pursuant to Section 1.2 to remove such director; (ii) written request of stockholders that hold the requisite votes to approve a replacement for such director pursuant to Section 1.2 to remove such director; (iii) if such director is no longer entitled or eligible to occupy such Board seat pursuant to the applicable conditions of Section 1.2; or (iv) either the Person or entity entitled to designate the Director is a Sanctioned Party;

(b)     no director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, may be removed from office other than for cause unless (i) such removal is made in accordance

3

with Section 1.4(a); or (ii) the applicable subsection of Section 1.2 is no longer in effect pursuant to its terms.

1.5     Stockholder Action. All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees to call a special meeting of stockholders for the purpose of electing, removing or replacing directors upon the written request of (i) any Person entitled to designate a director or (ii) the holders of the requisite number of shares of capital stock entitled to approve a director candidate pursuant to Section 1.2.

1.6     No Liability for Election of Designated or Approved Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or approved person in such person's capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.     Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.     Drag-Along Right.

3.1     Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**," as defined in the Restated Certificate.

3.2     Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the then-outstanding shares of Preferred Stock (the "**Selling Investors**") and (ii) the holders of a majority of the then-outstanding shares of Common Stock, approve a Sale of the Company (which approval of the Selling Investors must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a)     if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b)     if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)     to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, (i) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger

4

agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents and (ii) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

(d)　　not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)　　to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)　　if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)　　in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3　　Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)　　any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection

5

with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b)     such Stockholder is not required to agree (unless such Stockholder is a Company officer, director, or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c)     such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d)     the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e)     liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f)     upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate or as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(f), if the consideration to be paid in exchange for the Shares held by the Stockholder pursuant to this Section 3.3(f) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares held by the Stockholder, which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good

6

faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Stockholder; and

(g) subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4     Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least 10 days prior to the effective date of any such transaction or series of related transactions.

3.5     Effect of Sanctioned Party Status. For clarity, if any Stockholder is a Sanctioned Party, such Stockholder will not be required to take any action described in Section 3.2, and will not be entitled to receive any benefit described in Section 3.3, if such action would cause the Company or any other party to violate applicable Sanctions. The Shares held by such Stockholders shall be disregarded for the purpose of calculating any voting threshold set forth in this Agreement.

4.      Remedies.

4.1     Covenants of the Company. In addition to its obligations pursuant to Section 1.5 above, the Company covenants and agrees to call a special meeting of stockholders for the purposes of (a) increasing the number of authorized shares of Common Stock as contemplated by Section 2, upon the written request of any holder of Preferred Stock, and (b) approving a Sale of the Company, upon the written request of the Selling Investors in accordance with Section 3.3.

4.2     Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company (a "**Proxyholder**"), and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the composition of the Board, votes to increase authorized shares and votes regarding any Sale of the Company, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote within five business days after request by the Company, (ii) is prohibited from voting due to Sanctions or other applicable laws, or (iii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election or removal of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize each Proxyholder to execute and deliver any documentation required by this Agreement on behalf of any party failing to do so within five business days after request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable

7

unless and until this Agreement terminates or expires pursuant to <u>Section 6</u> hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to <u>Section 6</u> hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3    <u>Specific Enforcement</u>. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; <u>provided</u> that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Stockholder any provisions of this Agreement that (a) requires a Stockholder to vote for or against any matter or (b) restricts or conditions the ability of a Stockholder to transfer its Shares. Each party to this Agreement agrees to use commercially reasonable efforts to cooperate in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

4.4    <u>Remedies Cumulative</u>. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.    <u>"Bad Actor" and Sanctioned Party Matters</u>.

5.1    <u>Definitions</u>. For purposes of this Agreement:

(a)    "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b)    "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c)    "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act or any event which results in a director designee becoming a Sanctioned Party.

(d)    "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2    <u>Representations</u>.

(a)    Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or, to such Person's knowledge, any of such Person's Rule 506(d)

8

Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b)    The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3    <u>Covenants</u>. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in <u>Section 1.2</u>, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.    <u>Term</u>. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, <u>provided</u> that the provisions of <u>Section 3</u> hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of <u>Section 3</u> with respect to such Sale of the Company; or (c) termination of this Agreement in accordance with <u>Section 7.8</u> below.

7.    <u>Miscellaneous</u>.

7.1    <u>Additional Parties</u>.

(a)    Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. Each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement. The Company shall amend <u>Schedule A</u> to include such purchaser as an Investor and Stockholder, but failure to update <u>Schedule A</u> shall not negate such Investor's rights and obligations pursuant to this Agreement.

(b)    In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock or options or warrants to purchase shares of

capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), following which such Person shall hold Shares constituting 1% or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Company shall require such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and, if applicable, a Key Holder. Each such Person shall thereafter be deemed a Stockholder and, if applicable, a Key Holder for all purposes under this Agreement. The Company shall amend Schedule B to include such purchaser as a Key Holder, but failure to update Schedule B shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.2    Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12. The Company shall amend the applicable Schedules to include such transferee as an Investor, Key Holder, and/or Stockholder, as applicable, but the Company's failure to update the Schedules to this Agreement shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.3    Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that the rights to designate members of the Board in Sections 1.2(a)-(d) are nontransferable (and shall not be binding upon or inure to the benefit of successors and assigns) other than pursuant to an amendment effected in accordance with Section 7.8 below. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4    Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6    Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10

7.7    Notices.

(a)    General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the Schedules to this Agreement, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Paul Hastings LLP, MetLife Building, 200 Park Ave, New York, NY 10166, Attn: Ryan LaForce, email: ryanlaforce@paulhastings.com.

(b)    Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8    Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Qualified Key Holders holding a majority of the Shares then held by the Qualified Key Holders; and (c) the holders of at least a majority of the shares of Preferred Stock then held by the Investors (voting together as a single class on an as-converted basis); provided that Shares held by a Sanctioned Party shall be disregarded for the purpose of the calculating the percentages set forth in this section. Notwithstanding the foregoing:

(a)    this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)    the provisions of Section 1.2(a), Section 1.2(b) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of the majority of the holders of Series A-2 Preferred Stock;

(c)    the provisions of Section 1.2(c), 1.2(d), and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of a majority of Shares held by the Qualified Key Holders;

(d)    the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is

11

not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(e)     the Schedules to this Agreement may be amended by the Company from time to time in accordance with Sections 7.1 and 7.2 without the consent of the other parties hereto; and

(f)     any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9     Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10     Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11     Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Certificate and other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

7.12     Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

12

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13    Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14    Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15    Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16    Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17     Costs of Enforcement. Each party will bear its own costs in respect of any disputes arising under this Agreement.

7.18     Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:                                FIUTUR INFORMATION EXCHANGE, INC.


By:      _____
Name:  Sam Teplitsky
Title:   President

Address:  500 5TH Ave, Floor 56
            New York, NY 10010

Email:      sam@fiuturx.com

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

KEY HOLDERS:

_____
Sam Teplitsky

_____
Joseph Madden

**EXHIBIT G**
**Investor Rights Agreement**
**(Attached)**

**INVESTORS' RIGHTS AGREEMENT**

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of May 31, 2024, by and among Fiutur Informational Exchange, Inc., a Delaware corporation (the "**Company**"), and the Investors (as defined below).

**RECITALS**

WHEREAS, the Company and the Investors are parties to that certain Series A Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the parties agree as follows:

1.      Definitions. For purposes of this Agreement:

1.1      "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2      "**Banpu**" shall mean Banpu Ventures Pte. Ltd., a Singapore Private Limited Company.

1.3      "**Board of Directors**" means the board of directors of the Company.

1.4      "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.5      "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.6      "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the Company's business (as currently conducted or as currently proposed to be conducted, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

1.7      "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement

1

of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.8    "**Deemed Liquidation Event**" shall have the meaning ascribed to it in the Company's Amended and Restated Certificate of Incorporation, as in effect on the date of this Agreement and regardless of the date on which such event occurs.

1.9    "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.10    "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.11    "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.12    "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.13    "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.14    "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.15    "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.16    "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.17    "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.18    "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.9.

LEGAL_US_W # 178250378.4

1.19    "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.20    "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 500,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.21    "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.22    "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.23    "**Preferred Director**" means (i) any director of the Company that the holders of record of Series A-1 Preferred Stock and Series A-3 Preferred Stock are entitled to elect, exclusively and together as a separate class, pursuant to the Certificate of Incorporation and (ii) any director of the Company that the holders of record of Series A-2 Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.24    "**Preferred Stock**" or "**Series A Preferred Stock**" means, collectively, shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock.

1.25    "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, held by the Investors from time to time; (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases (other than the restrictions on transfer and legend requirements in Section 2.12), however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13.

1.26    "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.27    "**Requisite Preferred Director Vote**" means the approval of the Board of Directors, including both Preferred Directors then seated.

1.28    "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.29    "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States,

European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.30  "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom.

1.31  "**SEC**" means the Securities and Exchange Commission.

1.32  "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.33  "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.34  "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.35  "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder.

1.36  "**Series A-1 Preferred Stock**" means shares of the Company's Series A-1 Preferred Stock, par value $0.00001 per share.

1.37  "**Series A-2 Preferred Stock**" means shares of the Company's Series A-2 Preferred Stock, par value $0.00001 per share.

1.38  "**Series A-3 Preferred Stock**" means shares of the Company's Series A-3 Preferred Stock, par value $0.00001 per share.

2.  Registration Rights. The Company covenants and agrees as follows:

2.1  Demand Registration.

(a)  **Form S-1 Demand**. If at any time after the earlier of (i) five years after the date of this Agreement or (ii) 180 days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of 25% of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least 40% of the Registrable Securities then outstanding, then the Company shall: (x) within ten days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b)      **Form S-3 Demand**. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5,000,000, then the Company shall (i) within ten days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c)      Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any 12-month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such 90 day period other than an Excluded Registration.

(d)      The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b), (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the 12-month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2      Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than

5

in an Excluded Registration or a registration pursuant to Section 2.1), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3     Underwriting Requirements.

(a)     If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors, including both Preferred Directors, and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b)     In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as

6

practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 30% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c)     For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than 50% of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4     Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)     prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120-day period shall be extended for up to an additional 90 days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)     prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)     furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)     use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions,

7

unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)     in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)     use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)     provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)     promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)     notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)     after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5     Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6     Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000 per registration, of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall

bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 (other than fees and disbursements of counsel to any Holder, other than the Selling Holder Counsel, which shall be borne solely by the Holder engaging such counsel) shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7     Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8     Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)     To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration except to the extent such information has been corrected in a subsequent writing at least one business day prior to the sale of Registrable Securities to the Person asserting the claim.

(b)     To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration and that has not been corrected in a subsequent writing at least one business day prior to the sale of Registrable Securities to the Person asserting the claim; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided

9

further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)     Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)     To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)     Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten

public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the provisions of this Section 2.8 that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f)      Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9      Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)      make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)      use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)      furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10      Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11      "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement (other than an Excluded Registration) on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing

underwriter (such period not to exceed 180 days in the case of the IPO or, if the Company is not then an emerging growth company as defined in the applicable SEC regulations, such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap, hedging, or other transaction or arrangement that transfers, or is designed to transfer, to another, in whole or in part, any of the economic consequences of ownership, directly or indirectly, of such securities, whether or not any such transaction or arrangement described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period , or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or one or more of the Holder's Immediate Family Members, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 1% of the Company's outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12    Restrictions on Transfer.The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act and all other applicable U.S. laws and regulations. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Section 2.12.

(b)    Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY

NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c)     The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or following the IPO, the transfer is made pursuant to SEC Rule 144, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer, provided that no such notice shall be required in connection if the intended sale, pledge or transfer complies with SEC Rule 144. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that with respect to transfers under the foregoing clause (y), each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate, instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act and the Company will use commercially reasonable efforts to cause any such legend to be removed.

2.13     Termination and Suspension of Registration Rights.

(a)     The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or 2.2 shall terminate, as to such Holder, upon the earliest to occur of:

(i)     the closing of a Deemed Liquidation Event, in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive registration rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 2;

(ii)     such time after consummation of an IPO when the Holder (A) together with together with its "affiliates" (as determined under SEC Rule 144) holds less than 1% of the outstanding capital stock of the Company and (B) may immediately sell all of the Holder's Registrable Securities under SEC Rule 144 without volume limitation, or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation, during a three-month period without registration; and

(iii)     the fifth anniversary of the IPO.

(b)     The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or 2.2 shall be suspended during any time as such Holder is a Sanctioned Party.

3.     Information and Observer Rights.

3.1     Delivery of Financial Statements. The Company shall deliver to each Major Investor:

(a)     as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Approved Annual Budget (as defined below) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b)     as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)     as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company;

(d)     as soon as practicable, but in any event within 30 days after the end of each month, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet and statement of stockholders' equity as of the end of such month, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(e)     as soon as practicable, the Company's Approved Annual Budget; and

(f)     such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request;

provided, however, that the Company shall not be obligated under this Section 3.1(f) to provide information (i) that the Company reasonably determines in good faith to be a trade secret or similar highly confidential information; or (ii) the disclosure of which would reasonably be expected to adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

If reasonably requested by a Major Investor, the Company shall provide the information required by, or reasonably requested pursuant to, this Section 3.1 to such Major Investor by uploading the information to a portfolio management platform.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2     Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3     Observer Rights. For so long as Banpu and its Affiliates continue to beneficially own shares of Preferred Stock issued to it pursuant to the Purchase Agreement, the Company shall invite a representative of Banpu, as designated by Banpu from time to time, to attend, either in person or via online platform, all meetings of the Board of Directors and any committee of the Board of Directors in a nonvoting observer capacity (the "**Banpu Observer**") and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors or committee members; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting would be reasonably likely to adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or highly confidential information or create a conflict of interest. The Banpu Observer seat, as of the date of this agreement, shall initially be vacant.

3.4     Termination of Information and Observer Rights. The covenants set forth in Sections 3.1, 3.2 and 3.3, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO; (ii) with respect to any Investor that is or becomes a Sanctioned Party, for so long as such Investor is a Sanctioned Party; (iii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iv) upon the closing of a Deemed Liquidation Event, whichever event occurs first; provided, that, with respect to clause (iv), the covenants set forth in Section 3.1 shall only terminate if the consideration received by the Investors in such Deemed Liquidation Event is

15

in the form of cash and/or publicly traded securities or if the Investors receive financial information from the acquiring company or other successor to the Company comparable to those set forth in Section 3.1.

3.5     Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4.     Rights to Future Stock Issuances.

4.1     Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (y) agrees to enter into this Agreement and the Voting Agreement of even date herewith among the Company, the Investors and the other parties named therein (the "**Voting Agreement**"), as an "**Investor**" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2 and 4.1 hereof) and provided that the Company shall not be obligated to offer or sell any New Securities to any person or entity that is a Sanctioned Party.

(a)     The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)     By notification to the Company within 30 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such 30 day period, the Company shall

16

promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten-day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 90 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c)        If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 90 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d)        The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; (iii) the issuance of shares of Preferred Stock pursuant to the Purchase Agreement; and (iv) issuance of shares of Series A-1 Preferred Stock pursuant to those certain warrants to purchase Series A-1 Preferred Stock entered into by and between the Company and certain Investors thereto.

4.2        Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Deemed Liquidation Event in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive participation rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 4 whichever event occurs first.

5.        Additional Covenants.

5.1        Insurance. The Company shall obtain, within 90 days of the date hereof, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount and on terms and conditions approved by the Requisite Preferred Director Vote, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Requisite Preferred Director Vote determines that such insurance should be discontinued. No such policy shall be cancelable by the Company without prior approval by the Requisite Preferred Director Vote.

5.2        Employee Agreements. Unless otherwise approved by the Requisite Preferred Director Vote, the Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment agreement and, to the extent legally permissible, non-competition and non-solicitation agreement. In addition, the Company

17

shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Requisite Preferred Director Vote.

5.3     Employee Stock. Unless otherwise approved by the Requisite Preferred Director Vote, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four year period, with the first 25% of such shares vesting following 12 months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following 36 months, and (ii) a market stand-off provision substantially similar to that in Section 2.11. Without the prior approval by the Requisite Preferred Director Vote, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 5.3. In addition, unless otherwise approved by the Requisite Preferred Director Vote, the Company (x) shall not offer, allow or agree to any acceleration of vesting for its employees or consultants, and (y) shall retain (and not waive) a "right of first refusal" on employee transfers until the Company's IPO, and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4     Matters Requiring Preferred Director Approval. During such time or times as the holders of Preferred Stock are entitled to elect a Preferred Director and such seat is filled, the Company hereby covenants and agrees with each of the Investors that it shall not, without the Requisite Preferred Director Vote:

(a)     make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(b)     make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

(c)     guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(d)     incur any indebtedness not already included in the Approved Annual Budget, other than trade credit incurred in the ordinary course of business or indebtedness that is not in excess of $250,000;

(e)     hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(f)     approve any material interim changes to the Approved Annual Budget;

(g)     sell, assign, license, pledge, or encumber material technology or intellectual property, other than in connection with ordinary course product sales or licenses; or

(h)     enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company of money or assets having a value (as determined by the Board of Directors in a manner consistent with the agreements governing such relationship) greater than $1,000,000.

5.5     Board Matters. (a) The Company shall reimburse the non-employee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors. Each non-employee director shall be entitled in such person's discretion to be a member of all committees of the Board of Directors.

5.6     Annual Budget. The Company shall, at least 30 days before the end of each fiscal year, prepare an annual budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months (the "**Budget**"). The Company shall submit the Budget to the Board of Directors for approval and the Budget, as may be revised by the Board of Directors, shall be approved by the Requisite Preferred Director Vote ("**Approved Annual Budget**").

5.7     Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.8     Indemnification Matters. The Company hereby acknowledges that one or more of the Preferred Directors may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Preferred Director to the extent legally permitted and as required by the Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Preferred Director), without regard to any rights such Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Preferred Director with respect to any claim for which such Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Preferred Director against the Company. The Preferred Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section 5.8 and shall have the right, power and authority to enforce the provisions of this Section 5.8 as though they were a party to this Agreement.

5.9     Right to Conduct Activities. The Company hereby agrees and acknowledges that each of the Major Investors (together with their Affiliates) (each, a "**Professional Investment Organization**") is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall

19

preclude or in any way restrict the Professional Investment Organization from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services that compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, no Professional Investment Organization shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Professional Investment Organization in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of such Professional Investment Organization to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not contravene the confidentiality obligations in Section 3.5 or otherwise in this Agreement or relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with such person's fiduciary duties to the Company.

5.10    Termination of Covenants. The covenants set forth in this Section 5, except for Sections 5.7, and/or 5.8, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO; (ii) upon a Deemed Liquidation Event, whichever event occurs first; or (iii) with respect to any obligation to an Investor that is or becomes a Sanctioned Party, for so long as such Holder is a Sanctioned Party; provided, that, with respect to clause (ii), the covenants set forth in Section 5 shall only terminate if the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities or if the acquiring company or other successor to the Company agrees to covenants comparable to those set forth in Section 5.

6.    Miscellaneous.

6.1    Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, together with its Affiliates, would be a Major Investor; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11; and (z) such assignee is not a Sanctioned Party. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2    Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4     Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5     Notices.

(a)     General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or (as to the Company) to the address set forth on the signature page hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Paul Hastings LLP, MetLife Building, 200 Park Ave, New York, NY 10166, Attn: Ryan LaForce, email: ryanlaforce@paulhastings.com.

(b)     Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6     Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. For the avoidance of doubt, Registrable Securities do not include any shares held by a person or entity that is a Sanctioned Party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms,

21

notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction; (b) Sections 3.1, 3.2, and 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only (and only with) the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7     Severability. In case any provision contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8     Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.9     Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, pursuant to the Purchase Agreement, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10     Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.11     Dispute Resolution.

The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its

22

property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12    Costs of Enforcement. Each party will bear its own costs in respect of any disputes arising under this Agreement.

6.13    Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[*Signature Page Follows*]

LEGAL_US_W # 178250378.4

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY:                                    FIUTUR INFORMATION EXCHANGE, INC.

DocuSigned by:

*Sam Teplitsky*

By: A92DA293D1E84F6...

Name:  Sam Teplitsky
Title:    President

Address:  500 5<sup>TH</sup> Ave, Floor 56
                 New York, NY 10010

Email:    sam@fiuturx.com

**EXHIBIT H**
**ROFR/Co-Sale Agreement**
**(Attached)**

**RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT**

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made as of May 31, 2024, by and among Fiutur Information Exchange, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

**RECITALS**

**WHEREAS,** each Key Holder is the beneficial owner of shares of Capital Stock, or of options to purchase Common Stock;

**WHEREAS,** the Company and the Investors are parties to that certain Series A Preferred Stock Purchase Agreement, of even date herewith (the "**Purchase Agreement**"), pursuant to which the Investors have agreed to purchase shares of the Series A Preferred Stock of the Company, par value $0.00001 per share ("**Series A Preferred Stock**"); and

**WHEREAS,** the Key Holders and the Company desire to further induce the Investors to purchase the Series A Preferred Stock;

**NOW, THEREFORE,** the parties agree as follows:

1.      Definitions.

1.1      "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2      "**Board of Directors**" means the board of directors of the Company.

1.3      "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4      "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.5      "**Common Stock**" means shares of Common Stock of the Company, $0.00001 par value per share.

1.6      "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

Last Updated January 2024
LEGAL_US_W # 178250386.4

1.7     "**Deemed Liquidation Event**" has the meaning ascribed to it in the Restated Certificate.

1.8     "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.9     "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.9, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.11; provided, however, that any such person shall cease to be considered an Investor for purposes of this Agreement at any time such person and his, her or its Affiliates collectively hold fewer than 500,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction).

1.10    "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a party to this Agreement pursuant to Section 6.9 or 6.17 and any one of them, as the context may require.

1.11    "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.12    "**Preferred Stock**" means, collectively, all shares of Series A Preferred Stock.

1.13    "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.14    "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.15    "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.16    "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.17    "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.18    "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19    "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List (collectively,

2

"**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.20    "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom.

1.21    "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.22    "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.23    "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.24    "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2.    Agreement Among the Company, the Investors and the Key Holders.

2.1    Right of First Refusal.

(a)    Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to include in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)    Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b). In the event of a conflict between this Agreement and the Company's Bylaws containing a preexisting right of first refusal, the terms of this Agreement will control and compliance with the Company's Bylaws shall be deemed satisfied by compliance with this Section 2.1(a) and (b) in full.

3

(c)     Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within thirty days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)     Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)     Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor for any reason cannot or does not wish to pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2     Right of Co-Sale.

(a)     Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 30 days after the deadline for delivery of the Secondary Notice described above,

4

and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b)      Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)      Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction which will be mutually agreed by the Participating Investors and the selling Key Holder, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d)      Allocation of Consideration.

(i)      Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)      In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event, and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "**Initial Consideration**") shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of

LEGAL_US_W # 178250386.4

the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e)     Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate a Purchase and Sale Agreement satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f)     Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3     Effect of Failure to Comply.

(a)     Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)     Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

LEGAL_US_W # 178250386.4

(c)     Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3.      Exempt Transfers.

3.1     Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, or (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during such person's lifetime or on death by will or intestacy to such person's spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or such person's spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other relative approved by a majority of the disinterested members of the Board of Directors, or any custodian or trustee of any trust, partnership, limited liability company or other corporate entity for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a) or (c), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2     Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event.

3.3     Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the majority of the disinterested members of the Board of Directors, directly or indirectly competes with the Company; (b) any customer, distributor or supplier of the Company, if the majority of the disinterested members of the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information

7

that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; or (d) any person or entity that is a Sanctioned Party.

4.      Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.      Lock-Up.

        5.1      Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to a Public Offering, the registration by the Company of shares of its Common Stock or any other equity securities on a registration statement (other than a Form S-8), and ending on the date specified by the managing underwriter or the Company, as applicable (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (a) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (or other equity securities of the Company) or any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Common Stock (or other equity securities) held or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period. The Company's underwriters are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters that are consistent with this Section 5 or that are necessary to give further effect thereto. In the event a Key Holder is or becomes party to a lock-up or market standoff agreement with the Company or any third party beneficiary of this Section 5.1 that contains terms that are more restrictive to the Key Holder, the Key Holder agrees that the Key Holder shall be subject to the more restrictive terms and compliance therewith shall be deemed compliance herewith.

LEGAL_US_W # 178250386.4

5.2     Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

5.3     Survival. Unless and only to the extent otherwise superseded by an underwriting agreement entered into in connection with the underwritten Public Offering, the obligations of the Key Holders under this Section 5 shall survive the termination of this Agreement or any provision(s) of this Agreement.

6.     Miscellaneous.

6.1     Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's initial Public Offering ("**IPO**") and (b) the consummation of a Deemed Liquidation Event in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive substantially similar rights.

6.2     Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3     Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4     Dispute Resolution.

The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND

LEGAL_US_W # 178250386.4

THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5     Notices.

(a)     All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 500 Fifth Ave., 55th Floor, New York, NY 10110, Attn: Sam Teplitsky; and a copy (which copy shall not constitute notice) shall also be sent to Paul Hastings LLP, MetLife Building, 200 Park Ave, New York, NY 10166, Attn: Ryan LaForce, email: ryanlaforce@paulhastings.com.

(b)     Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6     Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.7     Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

LEGAL_US_W # 178250386.4

6.8     Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of at least a majority of the shares of Preferred Stock then held by the Investors (voting as a single separate class and on an as-converted basis); provided that the Company may in its sole discretion waive compliance with any provision of this Agreement if observance of the terms would cause the Company or any Investor to be in violation of applicable Sanctions. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iv) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9     Assignment of Rights.

(a)     The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)     Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)     The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 500,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment

11

contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)    Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10    Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11    Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder; provided that such purchaser shall cease to be an "Investor" hereunder if such purchaser and its Affiliates collectively hold fewer than 500,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction).

6.12    Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13    Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15    Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.16    Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17    Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such

12

person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18 <u>Sanctions</u>. For the avoidance of doubt, at any time that a Person is or becomes a Sanctioned Party, all rights granted to the Person under this Agreement, including, without limitation, any right to purchase any Capital Stock, will be immediately suspended for so long as such Person is a Sanctioned Party or until authorization is issued by a relevant government authority as required by applicable Sanctions.

6.19 <u>Costs of Enforcement</u>. Each party will bear its own costs in respect of any disputes arising under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:                                FIUTUR INFORMATION EXCHANGE, INC.

DocuSigned by:

By:     Sam Teplitsky
        A92DA293D1E84F6...
Name:   Sam Teplitsky
Title:  President

Address:  500 5<sup>TH</sup> Ave, Floor 56
          New York, NY 10010

Email:    sam@fiuturx.com

**EXHIBIT I**
**Financial Statements**
**(Attached)**

**Fiutur Information Exchange Inc.**
**Balance sheet**
**(in $, except per share data and share count)**

|  | As of December 31 |
|---|---|
|  | **2023** |
| **Assets** |  |
| Current assets |  |
| Cash and cash equivalents | $ 5,719,386 |
| Prepaid expenses | 5,230,973 |
| Other current assets | 25,771 |
| Total current assets | 10,976,130 |
|  |  |
| Property and equipment, net | 67,985 |
| Operating lease right-of-use assets | 538,330 |
| Intangible assets, net | 3,071,055 |
| Deposits | 120,254 |
| Total assets | $ 14,773,754 |
|  |  |
| **Liabilities and stockholders' deficit** |  |
| Current liabilities: |  |
| Accounts payable | $ 158,853 |
| Accrued expenses | 789,427 |
| Share based liabilities | 635,283 |
| Operating lease liabilities, current | 152,350 |
| Other current liabilities | 372,349 |
| Total current liabilities | 2,108,262 |
|  |  |
| Convertible notes liabilities | 19,865,319 |
| Operating lease liabilities, non-current | 423,850 |
| Total liabilities | 22,397,431 |
|  |  |
| Stockholders' deficit |  |
| Common stock, $0.0001 par value; 10,000,000 shares authorized; 8,107,500 shares issued and outstanding as of December 31, 2023 | 3,855,154 |
| Additional paid-in-capital | 27,940 |
| Accumulated deficit | (11,506,771) |
| Total stockholders' deficit | (7,623,677) |
|  |  |
| Total liabilities and stockholders' deficit | $ 14,773,754 |

The accompanying notes are an integral part of these financial statements.

**Fiutur Information Exchange Inc.**
**Statement of Operations**
**(in $, except per share data and share count)**

| | | Year ended December 31 |
|---|---|---|
| | | **2023** |
| Revenue | $ | 138,677 |
| Costs and expenses | | |
|    Cost of revenue | | 42,623 |
|    Sales and marketing | | 1,947,149 |
|    Research and development | | 6,109,659 |
|    General and administrative | | 3,044,946 |
|   Total costs and expenses | | 11,144,377 |
| Loss from operations | $ | (11,005,700) |
|   Interest income | | 111,088 |
|   Change in fair value of convertible notes | | (615,319) |
|   Other income, net | | 3,160 |
| Loss before income tax expense | | (11,506,771) |
| Provision for income taxes | | - |
| Net loss attributable to common stockholders | $ | (11,506,771) |

The accompanying notes are an integral part of these financial statements.

**Fiutur Information Exchange Inc.**
**Statement of Comprehensive Loss**
**(in $, except per share data and share count)**

|  | Year ended December 31 |
| --- | --- |
|  | **2023** |
| Net loss | $ (11,506,771) |
| Other comprehensive income | - |
| Total comprehensive loss | $ (11,506,771) |

The accompanying notes are an integral part of these financial statements.

**Fiutur Information Exchange Inc.**
**Statement of Stockholders' Equity**
**(in $, except per share data and share count)**

| | Common stock | | Additional paid in capital | Accumulated deficit | Total stockholders' deficit |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance as of December 31, 2022** | - | $ - | $ - | $ - | $ - |
| Issuance of common stock (refer to note 1) | 7,000,000 | 3,855,154 | | - | 3,855,154 |
| Common shares issued upon early exercise of options | 1,107,500 | - | | | |
| Stock based compensation | - | - | 27,940 | - | 27,940 |
| Net loss | - | - | | (11,506,771) | (11,506,771) |
| **Balance as of December 31, 2023** | **8,107,500** | **$ 3,855,154** | **$ 27,940** | **$ (11,506,771)** | **$ (7,623,677)** |

The accompanying notes are an integral part of these financial statements.

**Fiutur Information Exchange Inc.**
**Statement of Cash Flows**
**(in $, except per share data and share count)**

| | Year ended December 31 |
| | 2023 |
|---|---:|
| **Cash flows from operating activities :** | |
| Net loss | $ (11,506,771) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 792,916 |
| Stock based compensation expense | 663,223 |
| Amortization of right-of-use assets | 42,733 |
| Unrealized foreign currency transactions | (1,261) |
| Change in fair value of convertible notes | 615,319 |
| Changes in operating assets and liabilities: | |
| Prepaid expenses | (230,973) |
| Deposit and other current assets | (25,771) |
| Operating lease right-of-use assets | (581,063) |
| Other assets | (118,993) |
| Accounts payable | 158,853 |
| Accrued expenses | 789,427 |
| Other current liabilities | 206,224 |
| Operating lease liabilities | 576,200 |
| **Net cash used in operating activities** | **(8,619,937)** |
| | |
| **Cash flows from investing activities :** | |
| Purchases of property and equipment | (76,802) |
| **Net cash used in investing activities** | **(76,802)** |
| | |
| **Cash flows from financing activities** | |
| Proceeds from exercise of stock options | 166,125 |
| Proceeds from convertible notes liabilities | 14,250,000 |
| **Net cash provided by financing activities** | **14,416,125** |
| | |
| **Net increase in cash and cash equivalents** | **5,719,386** |
| | |
| Cash and cash equivalents at beginning of the period | - |
| | |
| **Cash and cash equivalents at the end of the period** | **$ 5,719,386** |
| | |
| **Non-cash investing and financing activities** | |
| Common stock issued in exchange for intangible assets | $ 3,855,154 |
| Right-of-use assets obtained in exchange for lease obligations | $ 581,063 |
| Convertible notes issued for in kind consideration | $ 5,000,000 |

The accompanying notes are an integral part of these consolidated financial statements.

**1    Description of business**

Fiutur Information Exchange Inc. (the Company) was founded in 2022 as a spin-out wholly owned subsidiary of Xpansiv Limited. The Company was incorporated in the state of Delaware in 2022 and is headquartered in New York. The Company acquired a financial data registry platform to address a broad array of systemic challenges facing energy transition participants in exchange for common stock to Xpansiv Limited.

**2    Summary of significant accounting policies**

**a)    Basis of presentation**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

**b)    Use of estimates**

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, which affects the reported amounts in the financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to the incremental borrowing rate applied in lease accounting, useful lives of property and equipment and intangible assets, fair valuation of financial instrument and stock based compensation. These estimates are inherently subject to judgment and actual results could differ from those estimates.

**c)    Going concern**

The Company has incurred a net loss after tax of $11,506,771 and incurred net operating cash outflows of $8,619,937 for the year ended December 31, 2023. As of December 31, 2023,  the Company had net current assets of $8,867,868 and cash reserve of $5,719,386.

The Company has strong financial management with a demonstrated ability to secure capital, evidenced by successful fundraising efforts in 2023 totalling $14,250,000 through the issue of convertible notes for cash. Additionally, during the year up to the date of this report, the Company raised approximately $2.102 million through the issuance of shares of Series A Preferred Stock for cash and is in the process of securing further funding from investors in fiscal year 2024.

These funding activities demonstrate the Company's ability to attract and retain investor support, solidifying the going concern assumption.

Notwithstanding the above, the ability of the Company to continue as a going concern is principally dependent upon one or more of the following:
- The ability of the Company to raise additional capital in the form of debt and/or equity;
- The continued support of shareholders;
- Growing revenues organically.
Should these events not occur there is a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern and pay its debts and obligations as and when they fall due. The financial statements have been prepared on the basis that the Company is a going concern which contemplates the continuity of its business, realization of assets and the settlement of liabilities in the normal course of business.

The Directors are of the opinion that the Company is well-positioned to meet its objectives and obligations going forward and therefore it is appropriate to prepare the financial statements on a going concern basis.

Should the Company be unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessarily incurred should the Company not continue as a going concern.

**d)    Leases**

The Company determines if an arrangement contains a lease at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all economic benefits from and has the ability to direct the use of the asset. Leased assets classified as operating leases are included in operating right-of-use ("ROU") assets, with the associated liabilities included in current operating lease liabilities and non-current operating lease liabilities in Company's balance sheet.

Leased assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Lease liabilities are recognized at commencement based on the present value of fixed or in-substance fixed lease payments over the lease term. Leased assets are recognized at commencement based upon the leased liability plus any lease payments made at or before lease commencement and excluding any lease

The Company's leases include its offices premises. The lease term of operating leases vary from 12 months to 6 years. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company's lease agreements generally do not contain any residual value guarantees nor restrictive covenants.

For operating leases, lease expense is recognized on a straight-line basis in the statement of operations over the lease term.

The Company has elected the short-term lease exemption, which permits the Company to not recognize a lease liability and ROU asset for leases with an original term of one year or less.

**e)    Cash and cash equivalents**

The Company considers cash, time deposits and other highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Interest earned on time deposits is recorded as an interest income in the statements of operations for the year ended December 31, 2023.

**f)    Concentrations**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts with high-quality financial institutions, which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on its cash and cash equivalents.

**e)    Property and equipment, net**

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method generally over the following useful lives:

| Asset | Useful life |
|---|---|
| Computer equipment | 3 years |

**h)    Intangible assets, net**

Intangible assets consist of developed technology resulting against issue of common stock. Acquired intangible assets are recorded at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which was determined to be 5 years. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There was no impairment of intangible assets recorded for the year ended December 31, 2023.

**i) Income taxes**

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis after considering operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates that will be applicable to taxable income or loss in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate to deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established for deferred tax assets to the extent it is more likely than not that the deferred tax assets may not be realized.

The Company evaluates uncertain tax positions taken or expected to be taken in the course of preparing its tax return to determine whether the tax positions are more likely than not of being sustained upon challenge by the applicable tax authority. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

**i) Convertible notes**

*Distinguishing Liabilities from Equity Instruments Issued*

The Company applies the guidance in Accounting Standards Codification ("ASC") Topic 480 ("ASC 480") to determine the classification of financial instruments issued. The Company first determines if the instruments should be classified as liabilities under this guidance based on the redemption features, if mandatorily redeemable or not, and the method of redemption, if in cash, a variable number of shares or a fixed number of shares.

If the terms proved that an instrument is mandatorily redeemable in cash, or the holder can compel a settlement in cash, or will be settled in a variable number of shares predominantly based on a fixed monetary amount, the instrument is generally classified as a liability. Instruments that are settled by issuing a fixed number of shares are generally classified as equity instruments. Liabilities are recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter.

**k) Fair value measurements and financial instruments**

The Company holds financial instruments that are measured at fair value which is determined in accordance with a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model- derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Inputs are unobservable inputs based on the Company's assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the determination of fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including cash and cash equivalents, accounts receivables, other assets accounts, accounts payable, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities.

**l) Revenue recognition**

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers ("ASC 606").

Revenue is recognised at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

The Company primarily enter into master services agreements with operator account holders to use the finance date registry platform. The platform provides operator account holders access to a digital interface(s) with other account holders and/ or one or more exchange platform(s) to digitally transact commodities bilaterally or through exchange-traded spot contracts on such exchange platform(s); and provides account holders access to one or more unique dashboards containing market data, information on digital commodity holdings, transactions and the management of digital commodities.

The Company generates its registry revenue from transactions completed through the platform and the related fees charged to operator account holders at a point in time as per contractual terms. The Company recognizes revenue when or as its obligation is satisfied.

**m) Stock-based compensation**

The Company recognizes stock-based compensation expense on equity and liability classified stock-based awards granted to employees and certain consultants. The Company measures the cost of such awards based on the fair value of the award, net of estimated forfeitures. The fair values of stock option awards are estimated using the Black-Scholes or Monte Carlo option pricing models which uses various inputs including estimated fair value of the Company's underlying common share at the grant date, expected term, estimated volatility, risk-free interest rate and expected dividend yields of the Company's common shares

Stock-based compensation cost with equity classification is measured at the grant date, based on the estimated fair value of the award, and is recognized on a straight-line basis as expense over the employees' requisite service period. Stock-based compensation cost with liability classification is recognized on a straight-line basis over the vesting period and revalued on each balance sheet date with the corresponding adjustment to stock-based compensation recorded in the statements of operations.

**n) Segment information**

The Company has a single operating and reportable segment. The Company's chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

**o) Foreign currency**

The reporting currency of the Company is the United States dollar. Foreign currency transaction gains and losses are recognized in other income (expense), net in the statement of operations, and have not been material for the year presented.

**p) Expenses**

**i. Cost of revenue**

Cost of revenue primarily consists of costs related to third-party hosting costs; employee-related expenses including salaries and related benefits for operations and support personnel; real-time data acquisition costs; and allocated overhead.

### ii. Research and development

Research and development costs are expensed as incurred and consist primarily of personnel-related expenses such as salaries and related benefits for the Company's product development employees. Research and development expenses also include non-personnel-related expenses such as third-party services for product development and consulting expenses, software licenses, depreciation expense related to equipment used in research and development activities and intangibles, and allocation of the Company's general overhead expenses.

### iii. Sales and marketing

Sales and marketing expenses primarily consist of personnel-related expenses such as salaries and related benefits for the Company's sales, marketing, and product marketing functions departments. It also includes third-party services for consulting and allocation of the Company's general overhead expenses.

### iv. General and administrative

General and administrative expenses consist primarily of personnel-related expenses for the Company's finance, human resources, information technology, and legal organizations. These expenses also include non-personnel costs, such as legal, audit, accounting services, other professional fees, recruiting personnel cost, costs associated with acquisitions of businesses, as well as certain tax, license, and insurance-related expenses, and allocated overhead costs.

**q)   Recently adopted accounting pronouncements and accounting pronouncements not yet adopted**

In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815- 40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity's own equity. The update simplified the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and limiting the number of embedded conversion features separately recognized from the primary contract. The guidance also included targeted improvements to the disclosures for convertible instruments and earnings per share. The new guidance was effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption was permitted. The Company has early adopted this ASU for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2022. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statements.

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326):  Measurement of Credit Losses on Financial Instruments ("ASC 326"), as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell or believes that it is more likely than not they will be required to sell. The adoption did not have an impact on the Company's financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASC 740): Improvements to Income Tax Disclosures, which requires additional income tax disclosures to better assess how an entity's operations, related tax risks, tax planning and operational opportunities affect its tax rate and prospects of future cash flows. This guidance will be effective for the fiscal years beginning December 15, 2025, and should be applied on a prospective or retrospective basis. The Company does not expect this ASU to have a significant impact on its disclosures or results of operations, cash flows, nor financial condition.

**3  Other current assets**

Other current assets consist of the following:

| | As of December 31 | |
|---|---|---|
| | | **2023** |
| Deposits | $ | 24,874 |
| Other receivables | | 897 |
| | $ | 25,771 |

**4  Property and equipment, net**

The components of property and equipment, net were as follows:

| | As of December 31 | |
|---|---|---|
| | | **2023** |
| Computer equipment | $ | 76,802 |
| **Total** | | **76,802** |
| Less: Accumulated depreciation | | (8,817) |
| **Property and equipment, net** | $ | **67,985** |

Depreciation expense on property and equipment for the year ended December 31, 2023 was $8,817.

**5  Leases**

The Company leases office space under non-cancellable operating leases that have various expiration dates between 2025 through 2027.

The components of lease costs were as follows:

| | Year ended December 31 | |
|---|---|---|
| | | **2023** |
| Operating lease cost | $ | 53,781 |
| Short-term lease cost | | 26,436 |
| **Total lease cost** | $ | **80,217** |

| | |
|---|---|
| Weighted-average remaining lease term (in years) | 3.04 |
| Weighted-average discount rate | 7.0% |

| | | |
|---|---|---|
| Cash paid for amounts included in the measurement of operating lease liabilities: | $ | 15,295 |

The future minimum lease payments required under operating leases were as follows:

| Year ending December 31, | | Amount |
|---|---|---|
| 2024 | $ | 187,388 |
| 2025 | | 218,300 |
| 2026 | | 217,329 |
| 2027 | | 18,404 |
| Total undiscounted lease commitments | | 641,421 |
| Less: imputed interest | | (65,221) |
| Total discounted operating lease liabilities | $ | 576,200 |

**6  Intangible assets, net**

Intangible assets include a finance data platform designed to address a broad array of systemic challenges facing energy transition participants. It comprises of digital monitoring, reporting, and verification capabilities of a leading exchange. On January 1, 2023, the finance data platform was exchanged for ownership in the Company. Refer to note 1 for more details on the Company's formation.

The following table shows the amortization activity of intangible asset:

| | As of December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Gross carrying amount | | Accumulated amortization | | Net | |
| Developed technology | $ | 3,855,154 | $ | 784,099 | $ | 3,071,055 |
| | $ | 3,855,154 | $ | 784,099 | $ | 3,071,055 |

Amortization expense of intangible assets for the year ended December 31, 2023 was $784,099.

As of December 31, 2023, expected future amortization expenses related to acquired intangible assets were as follows:

| | | |
|---|---|---|
| 2024 | $ | 784,099 |
| 2025 | | 784,099 |
| 2026 | | 784,099 |
| 2027 | | 718,758 |
| Total future amortization expense | $ | 3,071,055 |

**7 Convertible notes liabilities**

The Company issued convertible notes for $19,250,000 during the year ended December 31, 2023. Of the convertible notes issued, $14,250,000 was issued against cash and $5,000,000 was issued against a right to purchase digital asset's products and service.

These notes carry an 8% interest rate compounding annually and have a maturity date of May 31, 2025. Conversion is available anytime up to the earlier of the following: (i) series A financing; (ii) a corporate transaction; and (iii) maturity date.

The conversion terms are as noted below:
(i) Series A financing: If the Series A financing occurs on or before May 31, 2024, the discount rate applied is 20%. If the Series A financing occurs after May 31, 2024, the discount applied is 30%.

(ii) The corporate transaction is as defined per the contract. The Company must pay in cash the sum of 150% of the outstanding principal and unpaid accrued interest on the convertible notes.

(iii) Maturity date conversion: The conversion price is the lower of (a) the fair market value of one share of the Company's common stock, determined in good faith by the Board of Directors ("the Board"). The Board considers recent valuations, recent bona-fide offers, or other arm-length sale offers for determining fair market value; and (b) conversion cap price per share.

The Company evaluated the convertible notes in accordance with ASC 480, Distinguishing Liabilities from Equity, and determined that the convertible notes will be accounted for as a liability. The convertible notes are revalued to fair value at each reporting date with the corresponding earnings (loss) reflected in the statement of operations as a change in fair value of convertible notes.

The estimated fair value of the convertible notes were estimated using Monte Carlo Simulation model. It is classified as a level 3 instrument under the fair value hierarchy. The assumptions used in calculating estimated fair value of such convertible notes as of December 31, 2023 were as follows:

|  | As of December 31 2023 |
| --- | --- |
| Volatility | 55% |
| Risk-free rate | 4.51% |
| Share price | $ 0.15 |

The following table presents the changes in fair value of convertible notes:

|  | Year ended December 31 2023 |
| --- | --- |
| Liability at beginning of the period | - |
| Additions | $ 19,250,000 |
| Change in fair value | 615,319 |
| Liability at end of the period | $ 19,865,319 |

The Company did not make any transfers between the levels of the fair value hierarchy during the year.

None of the convertible notes were converted at the end of the financial year. Refer to note 13 for subsequent event transaction.

**8 Other current liabilities**

Other current liabilities consist of the following:

|  | As of December 31 2023 |
| --- | --- |
| Intercompany payables, net* | 176,365 |
| Liability from early exercised stock options | 166,125 |
| Other payables | 29,859 |
|  | $ 372,349 |

*Intercompany payables, net is after offsetting accounts receivables of $26,261 considering the contractual arrangement for offsetting.

**9  Stock based compensation**

**2023 Equity Incentive Plan**

In 2023, the Company adopted its stock option plan (the "2023 Equity Incentive Plan") in which shares of the Company's common stock were reserved for the issuance of stock options (incentive and nonqualified) and restricted stock to employees, directors, and consultants under terms and provisions established by the Board of Directors. The aggregate number of shares that may be issued under the 2023 Equity Incentive Plan will not exceed 2,999,997 shares.

Under the terms of the 2023 Equity Incentive Plan, options may be granted at an exercise price not less than fair market value. In the case of an incentive stock option, for employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive stock options may not be less than 110% of fair market value, as determined by the board of directors.

The term of options granted under the 2023 Equity Incentive Plan may not exceed 10 years. In the case of an incentive stock option, for employees holding more than 10% of the voting rights of all classes of stock, the term for incentive stock options may not exceed 5 years.

Options granted typically vest for up to four years and are contingent upon continued employment on each vesting date. Options offered may be early-exercised depending on the terms and conditions outlined in the employee's grant letter.

The 2023 Equity Incentive Plan allows certain employees to exercise a stock option in exchange for cash before the requisite service is provided (e.g., before the award is vested under its original terms). Such arrangements permit the Company to subsequently repurchase such shares at the exercise price if the vesting conditions are not satisfied. Proceeds from the early exercise of stock options are recorded as repurchase liability, and as shares vest, they are recognized as additional paid-in capital in the balance sheet. Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest according to their respective vesting schedules. The Company recognizes stock-based compensation expense related to these options as they continue to vest. As of December 31, 2023, there was a repurchase liability of $166,125 related to the unvested shares which is presented under 'Other current liabilities' on the accompanying balance sheet. As of December 31, 2023, 1,107,500 common stock shares remained subject to the right of repurchase as a result of the early exercise of stock options and are included in common shares outstanding.

A summary of stock option activity during the year ended December 31, 2023 is set out below:

| | Year ended December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Number of options | Weighted average exercise price | Weighted average remaining contractual term (in years) | Aggregate intrinsic value |
| Outstanding at December 31, 2022 | - | $ - | - | $ - |
| Granted | 2,904,996 | 0.15 | | |
| Exercised | 1,107,500 | 0.15 | | |
| Outstanding at December 31, 2023 | 1,797,496 | $ 0.15 | 9.78 | $ - |
| Exercisable as of December 31, 2023 | 417,406 | $ 0.15 | 9.81 | $ - |
| Vested as of December 31, 2023 | 8,406 | $ 0.15 | 9.97 | $ - |
| Vested and expected to vest as of December 31, 2023 | 2,904,996 | $ 0.15 | 9.77 | $ - |
| Unvested outstanding as of December 31, 2023 | 1,789,090 | $ 0.15 | | |
| | | | | |
| Weighted average grant date fair value of non-vested options as of December 31, 2023 | | | $ | 0.60 |
| Weighted average grant date fair value of options granted and vested during the year | | | $ | 0.60 |

As of December 31, 2023, the total remaining unrecognized stock-based compensation cost for unvested options amounted to $153,261, which will be recognized over the weighted average remaining requisite vesting period of 3.61 years.

The total fair value of options vested for the year ended December 31, 2023 was $470.

Total stock-based compensation expense recorded for the year ended December 31, 2023 was $27,940.

The fair value of stock options granted to employees was determined using the Black-Scholes model. It is classified as a level 3 instrument under the fair value hierarchy. The following weighted-average assumptions were used for the year ended December 31, 2023:

| | |
| --- | --- |
| Expected term | 6 years |
| Expected volatility | 33.18% |
| Risk-free interest rate | 4.73% |

**Liability classified stock based arrangement**

The Company has issued multiple convertible notes to employees in exchange for their services throughout the year aggregating to a principle amount of $503,022 .These convertible notes are accounted for as share-based payments. These notes carry an 8% interest rate compounding annually and have a maturity date of May 31, 2025. The convertible notes are convertible into common stock before maturity if there is a financing event or otherwise they will be converted at the maturity date of May 31, 2025. Employees must still be employed with the Company when the conversion occurs. The conversion price and therefore the number of shares to be issued on conversion varies depending on (i) whether financing has occurred and (ii) the fair value of the Company's shares at conversion.

Further, the Company has issued multiple convertible notes to consultants in exchange for their service throughout the year aggregating to a principle amount of $577,500. These convertible notes are accounted for as share-based payments. The service period of consultants ranges up to December 2024. The earned value will convert into shares of the Company upon a closing of the Company's Series A financing as per agreed terms. If, prior to the first anniversary of the end of the term of the agreement with consultants i. a closing of the sale of the Company's convertible notes has not have occurred, or ii. after a closing of a convertible note sale the Company fails to consummate a Series A fundraise (or other financing that triggers a conversion of the notes into Company equity), the consultant will be paid the earned service value in cash.

Total stock-based compensation expense recorded for the year ended December 31, 2023 was $635,283 and the corresponding liability is presented as 'Shared based liabilities' on the face of the accompanying balance sheet.

None of the convertible notes were converted at the end of the financial year. Refer to note 13 for subsequent event transaction.

The fair value of the convertible notes was determined using the Monte Carlo Simulation model. It is classified as a level 3 instrument under the fair value hierarchy. The assumptions used in calculating estimated fair value of such convertible notes at their respective initial valuation date were as follows:

| | 2023 |
| --- | --- |
| Volatility | 55% - 60% |
| Risk-free rate | 3.94% - 5.28% |
| Share price | $ 0.15 |

The fair value of the convertible notes was determined using Monte Carlo Simulation model. It is classified as a level 3 instrument under the fair value hierarchy. The assumptions used in calculating estimated fair value of such convertible notes as of December 31, 2023 were as follows:

| | As of December 31 2023 |
| --- | --- |
| Volatility | 55% |
| Risk-free rate | 4.51% |
| Share price | $ 0.15 |

**10  Revenue**

The Company derives registry revenue by processing transactions through its platform. For the year ended December 31, 2023, revenue regenerated of $138,677 were from a related party within the United States and recognized at a point in time.

**11   Income tax**

The Company accounts for income taxes under ASC 740, Income Taxes ("ASC 740"). The Company operates in multiple jurisdictions, including New York, California, and Seattle (Washington).

For the year ended December 31, 2023, the Company recorded no current federal income tax expense due to its net operating losses ("NOL"s). However, the Company recognized some state tax expense due to California's minimum franchise tax.

The Company has recorded deferred tax assets of $11,506,770 related to federal and state NOL carryforwards, research and development credits, and other temporary differences. This includes $3,274,158 of deferred tax assets related to California NOL carryforwards, which begin to expire in 2030, and $6,258,150 related to New York NOLs which do not expire but its use is limited to 80% of taxable income until fully utilized.

Given the uncertainty of generating future taxable income, a full valuation allowance of $11,506,770 has been recorded against these deferred tax assets considering it is more likely than not that such assets will not be realized.

The Company is subject to New York state corporate income tax, which impacts the deferred tax calculations. A valuation allowance has been applied to the deferred tax assets associated with New York NOLs due to the uncertainty of future utilization. The Company is subject to California's corporate tax and minimum franchise tax. Deferred tax assets related to California NOLs and credits are also fully offset by a valuation allowance. While Washington does not impose a state income tax, the Company is subject to Seattle's Business and Occupation (B&O) tax, which is accounted for as an operating expense and is not included in this income tax disclosure.

The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision. As of December 31, 2023, the Company has no uncertain tax positions in any jurisdiction, including New York and California.

The effective tax rate for the year ended December 31, 2023, was 0%, primarily due to the full valuation allowance on deferred tax assets across all jurisdictions.

**12   Common stock**

During the year, the Company increased its authorized shares of common stock from 1,00,000 to 10,000,000 shares of common stock at a $0.0001 par value.  There were 8,107,500 shares issued and outstanding as of December 31, 2023.

The holders of common stock are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In the event of liquidation, the holders of common stock are eligible to receive the remaining assets of the Company.

The following table summarizes the Company's common stock reserved for future issuance on an as-converted basis:

|  | As of December 31 2023 |
| --- | --- |
| Stock options outstanding | 1,797,496 |
| Remaining shares available for future issuance under the 2023 Equity Incentive Plan | 94,980 |

**13   Subsequent events**

The Company evaluated its December 31, 2023 financial statements for subsequent events through October 2, 2024,  the date the financial statements were issued.

On May 31, 2024, the Company successfully closed its initial series A financing, raising approximately $1.022 million in cash proceeds through the issuance of 1,635,200 shares of series A preferred stock. Following the initial series A financing, the Company raised an additional $2.102 million in cash proceeds through the issuance of 3,363,240 shares of series A preferred stock. The funds raised will be used to support the Company's ongoing working capital needs, operating expenses and other Company strategic requirements. The terms of the series A preferred stock include three series: series A-1 preferred shares were issued with 1.25x liquidation preference and 1 for 1 conversion rights to common shares. Series A-2 and series A-3 preferred shares were issued with 1.0 liquidation preference and 1 for 1 conversion rights to common shares.

Concurrent with the closing of the series A financing on May 31, 2024, the Company converted $22.1 million including $20.8 million of principal plus $1.3 million accrued interest, of outstanding convertible notes into 23,800,000 shares of series A-2 preferred stock at a conversion price of $0.93 per share. The conversion was triggered by the series A closing, in accordance with the terms of the convertible note agreements. The converted note holders also received 1 warrant to purchase series A-1 preferred shares with each warrant entitling the holder the right to purchase series A-1 preferred shares at $0.01. Unexercised warrants are set to expire on May 31, 2044. A total of 20,451,467 warrants were issued to convertible noteholders in connection with the conversion event.

The impact of these transactions will be reflected in the Company's financial statements for the period ending December 31, 2024. Management has assessed the accounting impact of these transactions and determined that they do not materially affect the Company's financial position as of December 31, 2023

**Grant Thornton Audit Pty Ltd**
Level 17
383 Kent Street
Sydney NSW 2000
Locked Bag Q800
Queen Victoria Building NSW
1230

T +61 2 8297 2400

# Independent Auditor's Report

## To the Members of Fiutur Information Exchange Inc.

### Report on the audit of the financial report

#### Opinion

We have audited the financial report of Fiutur Information Exchange Inc. (the Company), which comprises the balance sheet as at 31 December 2024, the statement of operations, statement of comprehensive loss, statement of stockholder's equity and statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial report of Fiutur Information Exchange Inc:

    a    presents fairly, in all material respects, the Company's financial position as at 31 December 2024 and of its performance and cash flows for the year then ended; and

    b    complies with accounting principles generally accepted in the United States of America ("US GAAP").

#### Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial* Report section of our report. We are independent of the Company in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

### Material uncertainty related to going concern

We draw attention to Note 2(c) in the financial statements, which indicates that the Company incurred a net loss of $11,506,771 and net operating cash outflows of $8,619,937 for the year ended 31 December 2023. As stated in Note 2(c), these events or conditions, along with other matters as set forth in Note 2(c), indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

### Information other than the financial report and auditor's report thereon

Management is responsible for the other information. The other information comprises the information included in the Company's annual report for the year ended 31 December 2024, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

### Responsibilities of management and those charged with governance for the financial report

Management is responsible for the preparation of the financial report that gives a true and fair view in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This responsibility also includes such internal control as management determines is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

### Auditor's responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/auditors_responsibilities/ar4.pdf. This description forms part of our auditor's report.


Grant Thornton Audit Pty Ltd
Chartered Accountants


M R Leivesley
Partner – Audit & Assurance

Sydney, 2 October 2024

# FIUTUR INNOVATION CAPITAL (FIC) CF1 SPV, LLC

## AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED
## OCTOBER 15, 2024 (INCEPTION DATE)

**INDEX TO FINANCIAL STATEMENTS**



<p style="text-align:center;"><strong>INDEPENDENT AUDITORS' REPORT</strong></p>

To the Board of Directors
Fiutur Innovation Capital (FIC) CF1 SPV, LLC
Lewes, Delaware

## Opinion

We have audited the financial statements of Fiutur Innovation Capital (FIC) CF1 SPV, LLC, which comprise the balance sheet as of October 15, 2024 (Inception Date), and the related statement of operations, changes in members' equity, and cash flows for the period ended October 15, 2024 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fiutur Innovation Capital (FIC) CF1 SPV, LLC as of October 15, 2024 (Inception Date), and the results of its operations and its cash flows for the period ended October 15, 2024 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fiutur Innovation Capital (FIC) CF1 SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fiutur Innovation Capital (FIC) CF1 SPV, LLC's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if,

individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fiutur Innovation Capital (FIC) CF1 SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fiutur Innovation Capital (FIC) CF1 SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

November 4, 2024
Los Angeles, California

| As Of Inception | October 15, 2024 |
|---|---|
| (USD $ in Dollars) | |
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Cash Equivalents | $                 - |
| **Total Current Assets** | - |
| **Total Assets** | $                 - |
| | |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| | |
| **Total Liabilities** | $                 - |
| | |
| **MEMBER'S EQUITY** | |
| **Total Member's Equity** | - |
| **Total Liabilities and Member's Equity** | $                 - |

*See accompanying notes to financial statements.*

| For The Period Ended | October 15, 2024 |
|---|---|
| (USD $ in Dollars) | |
| Net Revenue | $ - |
| Cost Of Goods Sold | - |
| **Gross Profit/(Loss)** | **-** |
| | - |
| **Operating Expenses** | **-** |
| General And Administrative | - |
| **Total Operating Expenses** | **-** |
| | |
| **Net Operating Income/(Loss)** | **-** |
| | - |
| Interest Expense | - |
| Other Income/(Loss) | - |
| **Income/(Loss) Before Provision For Income Taxes** | **-** |
| Provision/(Benefit) For Income Taxes | - |
| **Net Income/(Net Loss)** | **$ -** |

*See accompanying notes to financial statements.*

| (USD $ in Dollars) | Members' Equity |
|---|---|
| **Balance—As of Inception October 15, 2024** | $ - |
| Net Income/ Loss | - |
| **Balance—October 15, 2024** | $ - |

*See accompanying notes to financial statements.*

| For The Period Ended | October 15, 2024 |
|---|---|
| (USD $ in Dollars) | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net Income/(Loss) | $            - |
| **Net Cash Provided By/(Used In) Operating Activities** | - |
| | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| **Net Cash Provided By/(Used In) Investing Activities** | - |
| | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| **Net Cash Provided By/(Used In) Financing Activities** | - |
| | |
| **Change In Cash and Cash Equivalents** | - |
| Cash and Cash Equivalents—Beginning of The Period | - |
| **Cash and Cash Equivalents—End of the Period** | $            - |
| | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Cash Paid During The Year For Interest | $            - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Fiutur Innovation Capital (FIC) CF1 SPV, LLC was formed on October 15, 2024, as a Delaware Corporation. The financial statements of Fiutur Innovation Capital (FIC) CF1 SPV, LLC (which may be referred to as the "Company", "SPV", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Lewes, Delaware.

Fiutur Innovation Capital (FIC) CF1 SPV, LLC is a special purpose vehicle (''SPV'') to facilitate investor aggregation for a Regulation CF fundraising. After a successful crowdfunding round under Regulation CF, the SPV will purchase shares of Fiutur Information Exchange Inc. (which may be referred to as the "operating company") on behalf of the investors and in return, SPV will issue the investors security interests in the SPV, representing the shares of Fiutur Information Exchange Inc. on a one-to-one basis.

The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Fiutur Information Exchange Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company. It is the intent of the Company to issue Interests) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to the Regulation Crowdfunding.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 15, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

### Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the

transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company has not started its operations yet and is in the pre-revenue stage.

**Income Taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 04, 2024, which is the date the financial statements were issued.

## 3.    MEMBERS' EQUITY

The company did not issue any membership units as of October 15, 2024.

## 4.    DEBT

The company has no debt outstanding as of October 15, 2024.

## 5.    RELATED PARTY

There are no related party transactions as of October 15, 2024.

## 6.  COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 15, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7.  GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations, and the investment risk associated with an investment in the operating company in which the SPV will invest are the matters that raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.